    As filed with the Securities and Exchange Commission on May 22, 2000.
                                                             File No. 333-84263

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT #1 TO
                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

A.   Exact name of trust:  ICMG Registered Variable Life Separate Account One

B.   Name of depositor: Hartford Life and Annuity Insurance Company

C.   Complete address of depositor's principal executive offices:

     P.O. Box 2999
     Hartford, CT  06104-2999

D.   Name and complete address of agent for service:

     Thomas S. Clark, Esq.
     Hartford Life and Annuity Insurance Company
     P.O. Box 2999
     Hartford, CT  06104-2999


E. Title and amount of securities being registered: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant will register an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.   Amount of filing fee: Not applicable.

H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS


    Item No. of Form N-8B-2                       Caption In Prospectus
    -----------------------                       ---------------------
              1.                          Cover Page
              2.                          Cover Page
              3.                          Not Applicable
              4.                          Statement of Additional Information - Distribution of
                                          the Policies
              5.                          About Us - ICMG Registered Variable Life Separate Account One
              6.                          About Us - ICMG Registered Variable Life Separate Account One
              7.                          Not required by Form S-6
              8.                          Not required by Form S-6
              9.                          Legal Proceedings
              10.                         About Us - ICMG Registered Variable Life Separate Account One; The Funds
              11.                         About Us - ICMG Registered Variable Life Separate Account One; The Funds
              12.                         About Us - The Funds
              13.                         Fee Table;  Charges and Deductions
              14.                         Premiums
              15.                         Premiums
              16.                         Premiums
              17.                         Making Withdrawals From Your Policy
              18.                         About Us - The Funds; Charges and Deductions
              19.                         Your Policy - Contract Rights
              20.                         Not Applicable
              21.                         Loans
              22.                         Not Applicable
              23.                         Not Applicable
              24.                         Not Applicable
              25.                         About Us - Hartford Life and Annuity Insurance Company
              26.                         Not Applicable
              27.                         About Us - Hartford Life and Annuity Insurance Company
              28.                         Statement of Additional Information - General
                                          Information and History
              29.                         About Us - Hartford Life and Annuity Insurance Company
              30.                         Not Applicable
              31.                         Not Applicable
              32.                         Not Applicable
              33.                         Not Applicable
              34.                         Not Applicable

              35.                         Statement of Additional Information - Distribution of
                                          the Policies
              36.                         Not required by Form S-6
              37.                         Not Applicable
              38.                         Statement of Additional Information - Distribution of
                                          the Policies
              39.                         Statement of Additional Information - Distribution of
                                          the Policies
              40.                         Not Applicable
              41.                         Statement of Additional Information - Distribution of
                                          the Policies
              42.                         Not Applicable
              43.                         Not Applicable
              44.                         Premiums
              45.                         Not Applicable
              46.                         Premiums; Making Withdrawals From Your Policy
              47.                         About Us - The Funds
              48.                         Cover Page; About Us - Hartford Life and Annuity
                                          Insurance Company
              49.                         Not Applicable
              50.                         About Us - ICMG Registered Variable Life Separate Account One
              51.                         Not Applicable
              52.                         About Us - The Funds
              53.                         Taxes
              54.                         Not Applicable
              55.                         Not Applicable
              56.                         Not Required by Form S-6
              57.                         Not Required by Form S-6
              58.                         Not Required by Form S-6
              59.                         Not Required by Form S-6

                                    PART A

OMNISOURCE-SM- II
GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
ICMG REGISTERED VARIABLE LIFE SEPARATE ACCOUNT ONE
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
P.O. BOX 2999
HARTFORD, CONNECTICUT 06104-2999
TELEPHONE (800) 861-1408                                      [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes information you should know before you enroll for coverage under the OmniSource-SM- II group flexible premium variable life insurance policy. Please read it carefully.

The OmniSource-SM- II group flexible premium variable life insurance policy is a contract issued by Hartford Life and Annuity Insurance Company to an employer or a trust sponsored by an employer. We will issue you a certificate of insurance that describes your rights, benefits, obligations and options under the group policy, including your payment of premiums and our payment of a death benefit to your beneficiaries. Your certificate is:

x Flexible premium, because you have options when selecting the timing and amounts of your premium payments.

x Variable, because the value of your life insurance coverage may fluctuate with the performance of the underlying Portfolio(s).
--------------------------------------------------------------------------------

After you enroll, you allocate your payments to separate divisions of our separate account, known as Investment Divisions. The current Investment Divisions available are:


                     INVESTMENT DIVISION                                     PURCHASES SHARES OF:
  Alger American Growth Investment Division                   Alger American Growth Portfolio of The Alger
                                                              American Fund
  Deutsche VIT EAFE-Registered Trademark- Equity Index        EAFE-Registered Trademark- Equity Index Fund of
  Investment Division                                         the Deutsche Asset Management VIT Funds
  Deutsche VIT Equity Small Cap Index Investment Division     Small Cap Index Fund of the Deutsche Asset
                                                              Management VIT Funds
  Hartford Money Market Investment Division                   Class IA of Hartford Money Market HLS Fund
  Variable Insurance Products Fund Equity-Income Investment   Initial Class of Equity-Income Portfolio of the
  Division                                                    Variable Insurance Products Fund
  Variable Insurance Products Fund II Index 500 Investment    Initial Class of Index 500 Portfolio of Variable
  Division                                                    Insurance Products Fund II

If you decide to enroll for coverage under this group life insurance policy, you should keep this Prospectus for your records.

The Hartford HLS Mutual Funds prospectus included in this OmniSource-SM- II Prospectus contains information relating to all of the Funds offered by Hartford HLS Mutual Funds. Not all of the Funds in the Hartford HLS Mutual Funds prospectus are available to you. Please review this OmniSource-SM- II product prospectus for details regarding available Funds.

Although we file this Prospectus with the Securities and Exchange Commission, the Commission doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.

This Prospectus can also be obtained from the Securities and Exchange Commission's Website (HTTP://WWW.SEC.GOV).
--------------------------------------------------------------------------------
PROSPECTUS DATED: JUNE 5, 2000

2                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                PAGE
----------------------------------------------------------------------
SUMMARY OF BENEFITS AND RISKS                                     4
----------------------------------------------------------------------
  Benefits of Your Policy                                         4
----------------------------------------------------------------------
  Risks of Your Policy                                            4
----------------------------------------------------------------------
FEE TABLES                                                        5
----------------------------------------------------------------------
ABOUT US                                                          7
----------------------------------------------------------------------
  Hartford Life and Annuity Insurance Company                     7
----------------------------------------------------------------------
  ICMG Registered Variable Life Separate Account One              7
----------------------------------------------------------------------
  The Funds                                                       7
----------------------------------------------------------------------
CHARGES AND DEDUCTIONS                                            8
----------------------------------------------------------------------
  Deductions from Premium                                         8
----------------------------------------------------------------------
  Deductions from Investment Value                                8
----------------------------------------------------------------------
YOUR CERTIFICATE                                                  9
----------------------------------------------------------------------
  Ownership Rights                                                9
----------------------------------------------------------------------
PREMIUMS                                                         10
----------------------------------------------------------------------
DEATH BENEFITS AND POLICY VALUES                                 11
----------------------------------------------------------------------
  Values Under the Certificate                                   11
----------------------------------------------------------------------
  Death Benefits                                                 11
----------------------------------------------------------------------
MAKING WITHDRAWALS FROM THE CERTIFICATE                          13
----------------------------------------------------------------------
  Surrender                                                      13
----------------------------------------------------------------------
  Partial Withdrawals                                            13
----------------------------------------------------------------------
TRANSFERS AMONG INVESTMENT DIVISIONS                             13
----------------------------------------------------------------------
  Amount and Frequency of Transfers                              13
----------------------------------------------------------------------
  Transfers to or from Investment Divisions                      13
----------------------------------------------------------------------
  Asset Rebalancing                                              14
----------------------------------------------------------------------
  Dollar Cost Averaging                                          14
----------------------------------------------------------------------
  Procedures for Telephone Transfers                             14
----------------------------------------------------------------------
  Processing of Transactions                                     14
----------------------------------------------------------------------
LOANS                                                            15
----------------------------------------------------------------------
  Loan Interest                                                  15
----------------------------------------------------------------------
  Credited Interest                                              15
----------------------------------------------------------------------
  Loan Repayments                                                15
----------------------------------------------------------------------
  Termination Due to Excessive Debt                              15
----------------------------------------------------------------------
  Effect of Loans on Investment Value                            15
----------------------------------------------------------------------
LAPSE AND REINSTATEMENT                                          15
----------------------------------------------------------------------
  Lapse and Grace Period                                         15
----------------------------------------------------------------------
  Reinstatement                                                  15
----------------------------------------------------------------------
TERMINATION OF POLICY                                            16
----------------------------------------------------------------------
CONTRACT LIMITATIONS                                             16
----------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    3
--------------------------------------------------------------------------------

                                                                PAGE
----------------------------------------------------------------------
  Partial Withdrawals                                            16
----------------------------------------------------------------------
  Transfers of Account Value                                     16
----------------------------------------------------------------------
  Face Amount Increases or Decreases                             16
----------------------------------------------------------------------
  Valuation of Payments and Transfers                            16
----------------------------------------------------------------------
  Deferral of Payments                                           16
----------------------------------------------------------------------
CHANGES TO CONTRACT OR SEPARATE ACCOUNT                          17
----------------------------------------------------------------------
  Modification of Policy                                         17
----------------------------------------------------------------------
  Substitution of Funds                                          17
----------------------------------------------------------------------
  Change in Operation of the Separate Account                    17
----------------------------------------------------------------------
  Separate Account Taxes                                         17
----------------------------------------------------------------------
SUPPLEMENTAL BENEFITS                                            17
----------------------------------------------------------------------
  Maturity Date Extension Rider                                  17
----------------------------------------------------------------------
OTHER MATTERS                                                    17
----------------------------------------------------------------------
  Reduced Charges for Eligible Groups                            17
----------------------------------------------------------------------
  Our Rights                                                     17
----------------------------------------------------------------------
  Limit on Right to Contest                                      18
----------------------------------------------------------------------
  Misstatement as to Age or Sex                                  18
----------------------------------------------------------------------
  Assignment                                                     18
----------------------------------------------------------------------
  Dividends                                                      18
----------------------------------------------------------------------
TAXES                                                            18
----------------------------------------------------------------------
  General                                                        18
----------------------------------------------------------------------
  Taxation of Hartford and the Separate Account                  18
----------------------------------------------------------------------
  Income Taxation of Certificate Benefits                        18
----------------------------------------------------------------------
  Modified Endowment Contracts                                   19
----------------------------------------------------------------------
  Diversification Requirements                                   19
----------------------------------------------------------------------
  Ownership of the Assets in the Separate Account                19
----------------------------------------------------------------------
  Tax Deferral During Accumulation Period                        20
----------------------------------------------------------------------
  Federal Income Tax Withholding                                 20
----------------------------------------------------------------------
  Other Tax Considerations                                       20
----------------------------------------------------------------------
PERFORMANCE RELATED INFORMATION                                  20
----------------------------------------------------------------------
LEGAL PROCEEDINGS                                                21
----------------------------------------------------------------------
GLOSSARY OF SPECIAL TERMS                                        22
----------------------------------------------------------------------
WHERE YOU CAN FIND MORE INFORMATION                              23
----------------------------------------------------------------------

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

SUMMARY OF BENEFITS AND RISKS

BENEFITS OF YOUR POLICY

FLEXIBILITY -- We designed the policy to be flexible to meet your specific life insurance needs. You have the flexibility to choose death benefit options, investment options, and premiums you pay.

DEATH BENEFIT -- We will pay a death benefit to your beneficiary if the Insured dies while the Certificate is in force. You select one of two death benefit options. These options are:

- Option A -- Under Option A the death benefit is equal to the larger of:

  - The Face Amount; and
  - The Variable Insurance Amount.

- Option B -- Under Option B the death benefit is equal to the larger of:

  - The Face Amount plus the Cash Value; and
  - The Variable Insurance Amount.

We reduce the death benefit by any money you owe us, such as outstanding Loans or Loan interest. You may change your death benefit option under certain circumstances. You may also increase or decrease the Face Amount on your Certificate under certain circumstances.

INVESTMENT OPTIONS -- You may invest in a variety of Investment Divisions. You may transfer money among the Investment Divisions, subject to restrictions.

PREMIUM PAYMENTS -- You have the flexibility to choose when and in what amounts you pay premiums.

RIGHT TO EXAMINE YOUR CERTIFICATE -- For 10 days after you receive your Certificate, you may cancel it without paying a sales charge. Some states provide a longer examination period.

WITHDRAWALS -- You may withdraw all or part of amounts available under your Certificate, subject to certain limitations.

LOANS -- You may take a Loan under the Certificate. The Certificate secures the Loan.

PAYMENT OPTIONS -- Your beneficiary may choose to receive the proceeds due under the Certificate,

- in a lump sum; or

- over a period of time by using one of several payment options.

DOLLAR COST AVERAGING -- You may elect to allocate your Net Premiums among the Investment Divisions using the dollar cost averaging option program. The main objective of this program is to minimize the impact of short-term price fluctuations to allow you to take advantage of market fluctuations.

ASSET REBALANCING -- You may elect to have us automatically reallocate Investment Value periodically in order to maintain a particular percentage allocation among the Investment Divisions that you selected ("Asset Rebalancing"). The Investment Value held in each Investment Division will increase or decrease in value at different rates during the relevant period. Asset Rebalancing is intended to reallocate Investment Value from those Investment Divisions that have increased in value to those that have decreased in value.

RISKS OF YOUR POLICY

INVESTMENT PERFORMANCE -- The value of your Certificate will fluctuate with the performance of its Investment Divisions. Your investment options may decline in value, or they may not perform to your expectations. We do not guarantee your Investment Value in the Investment Divisions.

TERMINATION --

- CERTIFICATE: Your Certificate could terminate if the Cash Surrender Value becomes too low to pay the charges due under the Certificate. If this occurs, Hartford will notify you in writing. You will then have sixty-one (61) days to pay additional amounts to prevent the Certificate from terminating.

- POLICY: Hartford or the employer may terminate participation in the policy. The party terminating the policy must provide you with a notice of the termination, at your last known address, at least fifteen (15) days prior to the date of termination.

PARTIAL WITHDRAWAL LIMITATIONS -- We limit you to twelve (12) partial withdrawals per Coverage Year. These withdrawals will reduce your Cash Surrender Value, may reduce your death benefit, and are subject to a processing charge.

TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among the Investment Divisions.

LOANS -- Taking a Loan under your Certificate may increase the risk that your Certificate will lapse, may have a permanent effect on your Investment Value, and may reduce the Death Proceeds.

ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if you receive any Loans, withdrawals or other amounts under the Certificate. You may also be subject to a 10% penalty tax.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    5
--------------------------------------------------------------------------------

FEE TABLES

The following tables describe the MAXIMUM fees and expenses that you will pay under the Certificate.

MAXIMUM TRANSACTION FEES

                                                                                                      CERTIFICATES FROM WHICH
         CHARGE               WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED                    CHARGE IS DEDUCTED
 Sales Charge (1)        When you pay premium.               9% of any premium paid for                         All
                                                             Coverage Years 1 through 7, and
                                                             7% of any premium paid in Coverage
                                                             Years 8 and later.
 Premium Tax Charge      When you pay premium.               Generally, between 0% and 4% of                    All
                                                             any premium you pay. The
                                                             percentage we deduct will vary by
                                                             locale depending on the tax rates
                                                             in effect there.
 Deferred Acquisition    When you pay premium.               1.25% of each premium you pay. We                  All
 Cost Tax Charge                                             will adjust the charge based on
                                                             changes in the applicable tax law.
 Transfer Fees           When you make a transfer after the  $50 per transfer.                   Those Certificates with more than
                         12th transfer in any Coverage                                           12 transfers per Contract Year.
                         Year.
 Partial Withdrawal Fee  When you take a withdrawal.         $25 per partial withdrawal.         Those Certificates where a partial
                                                                                                 withdrawal is made.

(1) The current front end sales load charged is:
  6.75% of any premium paid for Coverage Years 1 through 7, and 4.75% of any premium paid in Coverage Years 8 and later.

The next table describes the MAXIMUM fees and expenses that you will pay periodically, not including Fund fees and expenses.

MAXIMUM ANNUAL CHARGES OTHER THAN FUND OPERATING EXPENSES

                                                                                                      CERTIFICATES FROM WHICH
         CHARGE               WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED                    CHARGE IS DEDUCTED
 Cost of Insurance                    Monthly.               The charge is the cost of                          All
 Charges                                                     insurance rate times the net
                                                             amount at risk. The cost of
                                                             insurance rates depend on issue
                                                             age, sex, insurance class and
                                                             substandard rating. The monthly
                                                             cost of insurance charge ranges
                                                             from $0.084 per $1,000 to $85.527
                                                             per $1,000.
 Mortality and Expense                 Daily.                On an annual basis, .65% of the                    All
 Risk Charge                                                 value of each Investment
                                                             Division's assets.
 Administrative Charge                Monthly.               $10 per Coverage Month.                            All
 Rider Charges                        Monthly.               Individualized based on optional    Only those Certificates with
                                                             rider selected.                     benefits provided by rider.

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

The next table describes the Fund fees and expenses that you will pay periodically. The table shows fees and expenses charged by any of the Funds. The prospectus for each Fund contains more detail concerning each Fund's fees and expenses.

ANNUAL FUND OPERATING EXPENSES
AS OF EACH FUND'S FISCAL YEAR END
(as a percentage of net assets)

                                                                                                        TOTAL OPERATING
                                                     MANAGEMENT FEES                OTHER EXPENSES    EXPENSES (AFTER ANY
                                                       (AFTER ANY                       (AFTER          WAIVERS AND/OR
                                                        WAIVERS)       12B-1 FEES   REIMBURSEMENTS)   REIMBURSEMENTS)(1)
-------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                           0.75%           N/A           0.04%               0.79%
-------------------------------------------------------------------------------------------------------------------------
Deutsche VIT EAFE-Registered Trademark- Equity
  Index Fund (2)                                          0.26%           N/A           0.39%               0.65%
-------------------------------------------------------------------------------------------------------------------------
Deutsche VIT Small Cap Index Fund (2)                     0.13%           N/A           0.32%               0.45%
-------------------------------------------------------------------------------------------------------------------------
Hartford Money Market HLS Fund - Class IA                 0.45%           N/A           0.02%               0.47%
-------------------------------------------------------------------------------------------------------------------------
Variable Insurance Products Fund Equity-Income
  Portfolio (3)                                           0.48%           N/A           0.08%               0.56%
-------------------------------------------------------------------------------------------------------------------------
Variable Insurance Products Fund II Index 500
  Portfolio (3)                                           0.24%           N/A           0.04%               0.28%
-------------------------------------------------------------------------------------------------------------------------

(1) "Management Fee" generally represents the fee paid to the investment adviser or its affiliate for investment and administrative services provided. "Other Expenses" are operating expenses (other than management fees) deducted from the Portfolios, including legal, accounting and custodian fees. For a complete description of the nature of the services provided in consideration of the operating expenses deducted, please see the Fund prospectuses.

(2) The investment advisor, Bankers Trust Company, has contractually agreed to waive its management fee and reimburse certain expenses. Such waivers by Bankers Trust Company will stay in effect until at least April 30, 2001. Without expense waivers and reimbursements, it is estimated that Management Fees, Other Expenses and Total Operating Expenses for Deutsche VIT EAFE-Registered Trademark-Equity Index Fund and Deutsche VIT Small Cap Index Fund would have been as follows:

                                                                                                     TOTAL
                                                                                         OTHER     OPERATING
                                                         MANAGEMENT FEES   12B-1 FEES   EXPENSES   EXPENSES
------------------------------------------------------------------------------------------------------------
Deutsche VIT EAFE-Registered Trademark- Equity Index
  Fund                                                        0.45%           N/A        0.69%       1.14%
------------------------------------------------------------------------------------------------------------
Deutsche VIT Small Cap Index Fund                             0.35%           N/A        0.83%       1.18%
------------------------------------------------------------------------------------------------------------

(3) A portion of the brokerage commissions that certain Funds pay was used to reduce Fund expenses. In addition, certain Funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances were used to reduce custodian expenses. These reductions will continue through at least December 31, 2000 pursuant to an agreement between the adviser and the funds. Without these reductions Management Fees, Other Expenses and Total Operating Expenses for Variable Insurance Products Fund Equity-Income Portfolio and Variable Insurance Products Fund II Index 500 Portfolio would have been as follows:

                                                                                                     TOTAL
                                                                                         OTHER     OPERATING
                                                         MANAGEMENT FEES   12B-1 FEES   EXPENSES   EXPENSES
------------------------------------------------------------------------------------------------------------
Variable Insurance Products Fund Equity-Income
  Portfolio                                                   0.48%           N/A        0.09%       0.57%
------------------------------------------------------------------------------------------------------------
Variable Insurance Products Fund II Index 500 Portfolio       0.24%           N/A        0.10%       0.34%
------------------------------------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------

ABOUT US

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

                        EFFECTIVE DATE
    RATING AGENCY         OF RATING       RATING          BASIS OF RATING
--------------------------------------------------------------------------------
 A.M. Best and
 Company, Inc.              1/1/99          A+      Financial performance
--------------------------------------------------------------------------------
 Standard & Poor's          8/1/99         AA       Insurer financial strength
--------------------------------------------------------------------------------
 Duff & Phelps              7/1/99         AA+      Claims paying ability
--------------------------------------------------------------------------------

ICMG REGISTERED VARIABLE LIFE
SEPARATE ACCOUNT ONE

The Investment Divisions are separate divisions of our separate account, called ICMG Registered Variable Life Separate Account One (the "Separate Account"). The Separate Account exists to keep your life insurance policy assets separate from our company assets. As such, the investment performance of the Separate Account is independent from the investment performance of our other assets. We use our other assets to pay our insurance obligations under the policy. We hold your assets in the Separate Account exclusively for your benefit and we may not use them for any other liability of ours. We established the Separate Account on October 9, 1995 under the laws of Connecticut.

Each of these Investment Divisions invests solely in a corresponding Portfolio of the Funds. You choose the Investment Divisions that meet your investment style. We may establish additional Investment Divisions at our discretion. The Separate Account may include other Investment Divisions that will not be available under the policy.

THE FUNDS

The Funds sell shares of the Portfolios to the Separate Account. The Portfolios are set up exclusively for variable annuity and variable life insurance products. The Portfolios are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund. However, they may have similar investment strategies and the same portfolio managers as retail mutual funds.

We do not guarantee the investment results of any of the Portfolios. Since each Portfolio has different investment objectives, each is subject to different risks. The prospectuses for the Funds and the Funds' Statement of Additional Information describe these risks and the Portfolio's expenses. We have included the Funds' prospectuses with this Prospectus.

The following Portfolios are available under your Certificate:

ALGER AMERICAN GROWTH PORTFOLIO -- Seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of large companies. The Portfolio considers a large company to have a market capitalization of $1 billion or greater.

DEUTSCHE VIT EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND -- Seeks to match as closely as possible (before deduction for expenses) the total return of the Morgan Stanley Capital International Europe, Australia, Far East Index (the "MSCI EAFE-Registered Trademark- Index"). The Fund invests in a statistically selected sample of the equity securities included in the MSCI
EAFE-Registered Trademark- Index. The MSCI EAFE-Registered Trademark- Index is a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States.(1)

DEUTSCHE VIT SMALL CAP INDEX FUND -- Seeks to match as closely as possible (before deduction for expenses) the total return of the Russell 2000-Registered Trademark- Small Stock Index (the "Russell 2000-Registered Trademark-"). The Russell 2000-Registered Trademark- is composed of approximately 2,000 small-capitalization common stocks.(2)

VARIABLE INSURANCE PRODUCTS FUND EQUITY-INCOME PORTFOLIO -- Seeks reasonable income by investing primarily in income-producing equity securities. The potential for capital appreciation is also considered when choosing investments. The Fund seeks a yield that exceeds the yield on the securities comprising the Standard & Poor's 500 (The "S&P 500").(3)

VARIABLE INSURANCE PRODUCTS FUND II INDEX 500 PORTFOLIO -- Seeks to provide investment results that correspond to the total return of a broad range of common stocks publicly traded in the United States. To achieve this objective, the Portfolio attempts to duplicate the composition and total return of the S&P 500.

HARTFORD MONEY MARKET HLS FUND: CLASS IA -- Seeks maximum current income consistent with liquidity and preservation of capital.

(1) THE EAFE-REGISTERED TRADEMARK- INDEX IS THE EXCLUSIVE PROPERTY OF MORGAN STANLEY. MORGAN STANLEY CAPITAL INTERNATIONAL IS A SERVICE MARK OF MORGAN STANLEY AND HAS BEEN LICENSED FOR USE BY BANKERS TRUST COMPANY.
(2) "RUSSELL 2000-REGISTERED TRADEMARK-" IS A TRADEMARK OF THE FRANK RUSSELL COMPANY AND HAS BEEN LICENSED FOR USE BY BANKERS TRUST COMPANY.
(3) "S&P 500-REGISTERED TRADEMARK-" AND "STANDARD & POOR'S-REGISTERED TRADEMARK-" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES AND HAVE BEEN LICENSED FOR USE BY BANKERS TRUST COMPANY.

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

INVESTMENT ADVISERS -- The Alger American Fund is managed by Fred Alger Management, Inc. Deutsche Asset Management VIT Funds are managed by Bankers Trust Company, a wholly owned subsidiary of Deutsche Bank AG. Hartford Money Market HLS Fund is managed by HL Investment Advisors, LLC. Variable Insurance Products Fund and Variable Insurance Products Fund II are managed by Fidelity Management & Research Company.

MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of policy owners, owners of other policies or owners of variable annuity contracts with values allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding, as disclosed in the Funds' prospectus.

VOTING RIGHTS -- We will notify you of shareholder's meetings of the Funds purchased by those Investment Divisions you have invested in. We will send you proxy materials and instructions for you to vote the shares held for your benefit by those Investment Divisions. We will arrange for the handling and tallying of proxies received from you or other policy owners. If you give no instructions, we will vote those shares in the same proportion as shares for which we received instructions.

If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any shareholder meeting at which shares held for your Policy may be voted. After we begin to make payouts to you, the number of votes you have will decrease.

ADMINISTRATIVE SERVICES -- Hartford has entered into agreements with the investment advisers or distributors of many of the Funds. Under the terms of these agreements, Hartford provides administrative services and the Funds pay a fee to Hartford that is usually based on an annual percentage of the average daily net assets of the Funds. These agreements may be different for each Fund or each Fund family.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

DEDUCTIONS FROM PREMIUM

We deduct a percentage of your premium payment for a front-end sales load, a premium tax charge and the deferred acquisition cost ("DAC") tax charge before we allocate it to the Investment Divisions. The amount of each premium we allocate to the Investment Divisions is your net premium ("Net Premium").

FRONT-END SALES LOAD -- The current front-end sales load is 6.75% of any premium paid for Coverage Years 1 through 7 and 4.75% of any premium paid in Coverage Years 8 and later. The maximum front-end sales load is 9% of any premium paid in Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later. Front-end sales loads cover expenses related to the sale and distribution of the Certificates.

PREMIUM TAX CHARGE -- We deduct a tax charge from each premium you pay. The premium tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of this charge, generally, is between 0% and 4%.

DAC TAX CHARGE -- We deduct 1.25% of each premium to cover a federal premium tax assessed against us. This charge is reasonable in relation to our federal income tax burden, under Section 848 of the Internal Revenue Code of 1986 ("the Code"), resulting from the receipt of premiums. We will adjust this charge based on changes in the applicable tax law.

DEDUCTIONS FROM INVESTMENT VALUE

MONTHLY DEDUCTION AMOUNT -- Each month we will deduct an amount from your Investment Value to pay for the benefits provided under the Certificate. We call this amount the Monthly Deduction Amount and it equals the sum of:

- the administrative expense charge;

- the charges for cost of insurance;

- the charges for additional benefits provided by rider, if any.

The Monthly Deduction Amount will vary from month to month.

Following is an explanation of the administrative expense charge and the charges for cost of insurance and rider benefits.

MONTHLY ADMINISTRATIVE FEE -- We will assess a monthly administrative charge to compensate us for administrative costs in connection with the Certificates. We will initially charge $5 per Coverage Month and we guarantee that the charge will never exceed $10.00 per Coverage Month.

COST OF INSURANCE CHARGE -- The charge for the cost of insurance is equal to:

- the cost of insurance rate per $1,000; multiplied by

- the net amount at risk; divided by

- $1,000.

The net amount at risk equals the death benefit minus the Cash Value on the date we calculate this charge. The cost of insurance charge is shown on the specification pages of the Policy and Certificate.

The purpose of the cost of insurance charge is to cover our anticipated mortality costs. The current cost of insurance rates
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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    9
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for standard risks will not exceed those based on the 1980 Commissioners
Standard Ordinary Mortality Table (ANB), Male or Female, age nearest birthday.
We will charge substandard risks a higher cost of insurance rate. The cost of insurance rates for substandard risks will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table (ANB), Male or Female, age nearest birthday. In addition, the use of simplified underwriting or guaranteed issue procedures, rather than medical underwriting, may result in a higher cost of insurance charge for some individuals than if medical underwriting procedures were used.

We will make any changes in the cost of insurance uniformly for all insureds of the same issue ages, sexes, risk classes and whose coverage has been in-force for the same length of time. No change in insurance class or cost will occur as a result of the deterioration of the Insured's health.

The rate class of an Insured affects the cost of insurance rate. We and the employer will agree on the number of rate classes and characteristics of each rate class. The rate classes may vary by smokers and nonsmokers, active and retired status, and/or any other nondiscriminatory classes agreed to by the employer.

RIDER CHARGE -- If the Certificate includes riders, we deduct a charge from the Investment Value on each Processing Date. We specify the applicable charge on the rider. This charge is to compensate us for the anticipated cost of providing the rider benefits.

For a description of the riders available, see "Supplemental Benefits."

MORTALITY AND EXPENSE RISK CHARGE -- For assuming mortality and expense risks under the policy, we currently deduct a daily charge of .000795% which is equal to .29% per year of the value of each Investment Division's assets in all Coverage Years. The maximum mortality and expense risk charge is .001781% per day which is equal to .65% per year.

The mortality and expense risk charge is equal to:

- the mortality and expense risk rate; multiplied by

- the portion of the Cash Value allocated to the Investment Divisions and the Loan Account.

The mortality risk we assume is that the actual cost of insurance charges specified in the Certificate will be insufficient to meet actual claims. The expense risk we assume is that expenses we incur for issuing and administering the Certificates will exceed the administrative charges we deducted from Investment Value.

If these charges are insufficient to cover actual costs and assumed risks, the loss will fall on us. However, if the charge proves more than sufficient, we will add any excess to our surplus.

YOUR CERTIFICATE
--------------------------------------------------------------------------------

OWNERSHIP RIGHTS

As long as your Certificate is in force, you may exercise all rights under the Certificate while the Insured is alive and you have not named an irrevocable beneficiary.

BENEFICIARY -- You name the beneficiary in your enrollment form for the Certificate. You may change the beneficiary (unless irrevocably named) while the Insured is alive by notifying us, in writing. If no beneficiary is living when the Insured dies, we will pay the Death Proceeds to you if living; or, otherwise, to your estate.

ASSIGNMENT -- You may assign your rights under the Certificate. Until you notify us in writing, no assignment is effective against us. We are not responsible for the validity of any assignment.

STATEMENTS -- We will send you a statement at least once each year, showing:

- the Certificate's current Cash Value, Cash Surrender Value and Face Amount;

- the premiums paid, Monthly Deduction Amounts and any Loans since your last statement;

- the amount of any outstanding Debt;

- any notifications required by the provisions of your Certificate; and

- any other information required by the Insurance Department of the state where we delivered your Certificate.

ISSUANCE OF YOUR CERTIFICATE -- To purchase a Certificate you must submit an enrollment form to our Customer Service Center. The specific form you complete will depend on the underwriting classification and plan design of the policy. Generally, we will only issue a Certificate on the lives of Insureds between the ages of 20 and 79 who supply evidence of insurability satisfactory to us. In addition, we will not issue a Certificate with a Face Amount of less than the minimum Face Amount. Acceptance is subject to our underwriting rules and we reserve the right to reject an enrollment form for any reason. If we accept your enrollment form, your Certificate will become effective on the Coverage Date only after we receive all outstanding delivery requirements and the initial premium payment shown in your Certificate.

In the event you are exchanging an existing contract(s) for a new Certificate under Section 1035 of the Internal Revenue Code, the Coverage Date will be the date that you make the 1035 exchange. You make this 1035 exchange by assigning the existing contract(s) to us and completing an enrollment form. Upon receipt of the assignment form, we will surrender the existing contract(s) for its cash surrender value. We will apply the surrender proceeds we receive as premium to the Certificate. During the time between the Coverage Date and the date we receive the cash surrender value of the existing contract(s) or a premium
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payment, there will be no gap in coverage. We will make charges and deductions
(other than those of the Portfolios) for this period; however, you will not experience investment returns.

RIGHT TO EXAMINE THE CERTIFICATE -- You have a limited right to return your Certificate for cancellation. You may deliver or mail the Certificate to us or to the agent who sold you the Certificate within ten (10) calendar days after delivery of the Certificate to you. Some states provide for a longer period.

In the event you return your Certificate, we will return to you within seven (7) days of our receipt of the Certificate, either:

- the total amount of premiums; or

- the Cash Value plus charges deducted under the Certificate.

The amount we return depends upon the state we issued your Certificate in.

PREMIUMS
--------------------------------------------------------------------------------

PREMIUM PAYMENT FLEXIBILITY -- You have considerable flexibility as to when, in what amounts and what level of premiums, within a range determined by us, you pay under the Certificate. You choose a premium once you have determined the level and pattern of the death benefit.

Your Certificate specifies the minimum initial premium amount you must pay on the Coverage Date. You may pay additional premiums at any time, subject to the premium limitations set by the Internal Revenue Code. For details on these premium limitations see, "Premium Limitation." You have the right to pay additional premiums of at least $100.00 at any time, unless otherwise agreed to by us.

Your Certificate may lapse if the value of your Certificate becomes insufficient to cover the Monthly Deduction Amounts. If this happens you may pay additional premiums in order to prevent your Certificate from terminating. For details see, "Lapse and Reinstatement."

ALLOCATION OF PREMIUM PAYMENTS -- During the right to examine period, we allocate your initial premium payment in accordance with state law requirements. If you choose to cancel your Certificate, some states require the return of your initial premium, while others require the return of the Certificate's Cash Value.

- STATE OF ISSUE REQUIRES RETURN OF INITIAL PREMIUM

  If the state of issue of your Certificate requires that we return your initial premium, we will, when we issue your Certificate and until the end of the right to examine period, allocate your initial Net Premium to the Hartford Money Market Investment Division. Upon the expiration of the right to examine period, we will, at a later date, invest the initial Net Premium according to your initial allocation instructions. However, any accrued interest will remain in the Hartford Money Market Investment Division if you selected it as an initial allocation option. This later date is the later of:

   - ten (10) calendar days after we receive the initial premium; and

   - the date we receive the final requirements to put the Certificate in force.

   We will allocate any additional premiums received prior to this later date to the Hartford Money Market Investment Division.

- STATE OF ISSUE REQUIRES RETURN OF CERTIFICATE'S CASH VALUE

  If the state of issue of your Certificate requires that we return the Certificate's Cash Value, we will allocate the initial Net Premium among your chosen Investment Divisions. In this case you will bear full investment risk for any amounts we allocate to the Investment Division during the right to examine period. This automatic immediate investment feature only applies if specified in your Certificate. Please check with your agent to determine the status of your Certificate.

  You may change the Net Premium allocation if you notify us in writing. Portions you allocate to the Investment Divisions must be whole percentages of 5% or more. We will allocate subsequent Net Premiums among Investment Divisions according to your most recent instructions, subject to the following:

   - If we receive a premium and your most recent allocation instructions would violate the 5% requirement, we will allocate the Net Premium among the Investment Divisions according to your previous premium allocation; and

   - If the asset rebalancing option is in effect, we will allocate Net Premiums accordingly, until you terminate this option. (See "Transfers Among Investment Divisons -- Asset Rebalancing.")

You will receive several different types of notification that explain what your current premium allocation is. The Certificate shows the initial allocation you chose on the enrollment form. In addition, we will send you written confirmation, after we receive your premium payment, that shows you how we allocated your premium. A Certificate's annual statement will also summarize your current premium allocation.

ACCUMULATION UNITS -- We use Net Premiums allocated to the Investment Divisions to credit Accumulation Units under the Certificates.

We determine the number of Accumulation Units in each Investment Division to be credited under the Certificate (including the initial allocation to the Hartford Money Market Investment Division) as follows:

- Multiply the Net Premium by the appropriate allocation percentage to determine the portion we will invest in the Investment Division; then
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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   11
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- Divide each portion to be invested in an Investment Division by the
  Accumulation Unit value of that particular Investment Division we computed following the receipt of the payment.

Deductions made for the monthly deduction amount on each Processing Date will reduce the number of Accumulation Units under the Certificate. (See "Deductions from Investment Value -- Monthly Deduction Amount.")

ACCUMULATION UNIT VALUES -- The Accumulation Unit value for each Investment Division will vary daily to reflect the investment experience and charges of the applicable Portfolio, as well as the daily deduction for mortality and expense risks. We will determine the Accumulation Unit value on each Valuation Day by multiplying the Accumulation Unit value of the particular Investment Division on the preceding Valuation Day by a net investment factor for that Investment Division for the Valuation Period then ended. The net investment factor for each of the Investment Divisions is equal to the net asset value per share of the corresponding Portfolio at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Portfolio in the Valuation Period then ended) divided by the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period, less the daily deduction for the mortality and expense risks assumed by us.

PREMIUM LIMITATION -- If we receive premiums that would cause the Certificate to fail to meet the definition of a life insurance policy in accordance with the Code, we will refund the excess premium payments. We will refund such premium payments and any applicable interest no later than sixty (60) days after the end of a Coverage Year.

We will accept a premium payment that results in an increase in the death benefit greater than the amount of the premium, only after we approve evidence of insurability.

DEATH BENEFITS AND POLICY VALUES
--------------------------------------------------------------------------------

VALUES UNDER THE CERTIFICATE

CASH SURRENDER VALUE -- As with traditional life insurance, each Certificate will have a Cash Surrender Value. The Cash Surrender Value is equal to the Cash Value, less Debt, less any charges accrued but not deducted. There is no minimum guaranteed Cash Surrender Value. The Cash Value equals the value in the Investment Divisions plus the Loan Account Value.

INVESTMENT VALUE -- Each Certificate will also have an Investment Value. The Investment Value of a Certificate changes on a daily basis and will be computed on each Valuation Day. The Investment Value will vary to reflect the investment experience of the Investment Divisions, Monthly Deduction Amounts and any amounts transferred to the Loan Account to secure a Loan.

The Investment Value of a particular Certificate is related to the net asset value of the Portfolios associated with the Investment Divisions to which Net Premiums on the Certificate have been allocated. The total Investment Value in the Investment Divisions on any Valuation Day is calculated by multiplying the number of Accumulation Units in each Investment Division as of the Valuation Day by the current Accumulation Unit value of that Investment Division and then summing the result for all the Investment Divisions. The Investment Value equals the sum of the values of the assets in the Investment Divisions. See
"Premiums -- Accumulation Unit Values."

DEATH BENEFITS

As long as the Certificate remains in force, the Certificate provides for the payment of the Death Proceeds to the named beneficiary when the Insured under the Certificate dies. The Death Proceeds payable to the beneficiary equal the death benefit less any Debt outstanding under the Certificate plus any rider benefits payable. The death benefit depends on the death benefit option you select and is determined as of the date of the death of the Insured.

MINIMUM DEATH BENEFIT TESTING PROCEDURES -- Section 7702 of the Code defines alternative testing procedures, the guideline premium test ("GPT") and the cash value accumulation test ("CVAT") in order to meet the definition of life insurance under the Code. See "Taxes -- Income Taxation of Certificate Benefits." Each Certificate must qualify under either the GPT or the CVAT. Prior to issue, you choose the procedure under which a Certificate will qualify. Once you choose either the GPT or the CVAT to test a Certificate, it cannot be changed while the Certificate is in force.

Under both testing procedures, there is a minimum death benefit required at all times equal to the Variable Insurance Amount. This is necessary in order for the Certificate to meet the current federal tax definition of life insurance, which places limitations on the amount of premiums that may be paid and the Cash Values that can accumulate relative to the death benefit. The factors used to determine the Variable Insurance Amount depend on the testing procedure chosen and are in the Certificate.

Under the GPT, there is also a maximum amount of premium that may be paid with respect to each Certificate.

Use of the CVAT can be advantageous if you intend to maximize the total amount of premiums paid under a Certificate. An offsetting consideration, however, is that the factors we use to determine the Variable Insurance Amount are higher under the CVAT, which can result in a higher death benefit over time and a higher total cost of insurance.

DEATH BENEFITS OPTIONS -- Regardless of the minimum death benefit testing procedure chosen, there are two death benefit options: Death Benefit Option A and Death Benefit Option B.

- Under Death Benefit Option A, the death benefit is the greater of (a) the Face Amount and (b) the Variable Insurance Amount.
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- Under Death Benefit Option B, the death benefit is the greater of (a) the Face
  Amount plus the Cash Value and (b) the Variable Insurance Amount.

Regardless of which death benefit option you select, the maximum amount payable will be the Death Proceeds.

OPTION CHANGE -- While the Certificate is in force, you may change the death benefit option you selected. You must make your request to change your death benefit option in writing and during the lifetime of the Insured.

CHANGE FROM OPTION A TO OPTION B -- If the change is from Death Benefit Option A to Death Benefit Option B, the Insured must provide us with satisfactory evidence of insurability. The Face Amount after the change will be equal to the Face Amount before the change, less the Cash Value on the effective date of the change.

CHANGE FROM OPTION B TO OPTION A -- If the change is from Death Benefit Option B to Death Benefit Option A, the Face Amount after the change will be equal to the Face Amount before the change plus the Cash Value on the effective date of change.

Any change in the selection of a death benefit option will become effective at the beginning of the Coverage Month following our approval of the change. We will notify you when we have made the change.

PAYMENT OPTIONS -- We may pay the Death Proceeds under the Certificate in a lump sum or we may apply the proceeds to one of our payment options. The minimum amount that may be placed under a payment option is $5,000 unless we consent to a lesser amount. Once payments under payment options 2, 3 or 4 begin, you may not surrender the Certificate to receive a lump sum settlement in place of the life insurance payments. The following options are available under the
Certificate:

FIRST OPTION -- INTEREST INCOME

 - Payments of interest at the rate we declare, but not less than 3% per year, on the amount applied under this option.

SECOND OPTION -- INCOME OF FIXED AMOUNT

 - Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3% per year, is exhausted. The final payment will be for the balance remaining.

THIRD OPTION -- PAYMENTS FOR A FIXED PERIOD

 - An amount payable monthly for the number of years selected which may be from 1 to 30 years.

FOURTH OPTION -- LIFE INCOME

 - LIFE ANNUITY -- An annuity payable monthly during the lifetime of the annuitant and terminating with the last monthly payment due preceding the death of the annuitant. Under this option, it is possible that only one monthly annuity payment would be made, if the annuitant died before the second monthly annuity payment was due.

 - LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN -- An annuity providing monthly income to the annuitant for a fixed period of 120 months and for as long thereafter as the annuitant shall live.

The fourth payment option is based on the 1983a Individual Annuity Mortality Table set back one year and a net investment rate of 3% per annum. The amount of each payment under this option will depend upon the age of the annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, we may make payments less often. The first, second and third payment options are based on a net investment rate of 3% per annum. We may, however, from time to time, at our discretion if mortality appears more favorable and interest rates justify, apply other tables that will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

We may agree to other arrangements for income payments.

INCREASES AND DECREASES IN FACE AMOUNT -- In most cases, the minimum Face Amount of the Certificate is $50,000. At any time after purchasing a Certificate, you may request a change in the Face Amount by making a written request to us at our Customer Service Center.

You must request an increase in the Face Amount in writing to us. All requests are subject to evidence of insurability satisfactory to us and subject to our current rules. Any increase we approve will be effective on the Processing Date following the date we approve the request. The Monthly Deduction Amount on the first Processing Date on or after the effective date of the increase will reflect a charge for the increase.

A decrease in the Face Amount will be effective on the first Processing Date following the date we receive the request. Decreases must reduce the Face Amount by at least $25,000, and the remaining Face Amount generally must not be less than $50,000. We will apply decreases:

- to the most recent increase; then

- successively to each prior increase, and then

- to the initial Face Amount.

We reserve the right to limit the number of Face Amount increases or decreases made under the Certificate to no more than one in any twelve (12) month period.
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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   13
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BENEFITS AT MATURITY -- If the Insured is living on the coverage maturity date
("Maturity Date"), we will pay you the Cash Surrender Value on the date you surrender the Certificate. However, on the Maturity Date, the Certificate will terminate and we will have no further obligations under the Certificate.

MAKING WITHDRAWALS FROM THE CERTIFICATE
--------------------------------------------------------------------------------

SURRENDER

At any time prior to the Maturity Date, provided the Certificate is in effect and has a Cash Surrender Value, you may choose, without the consent of the beneficiary (provided the designation of the beneficiary is not irrevocable) to surrender the Certificate and receive the full Cash Surrender Value from us. To surrender a Certificate, you must submit a written request for surrender to us. We will determine the Cash Surrender Value as of the Valuation Day we receive the request, in a written form satisfactory to us, at our Customer Service Center, or the date that you request, whichever is later.

The Cash Surrender Value is the net amount available upon surrender of the Certificate and equals the Cash Value, minus Debt, minus any charges accrued but not yet deducted. We will terminate the Certificate on the date of receipt of the written request, or the date you request the surrender to be effective, whichever is later.

We may pay the Cash Surrender Value in cash or you may allocate it to any other payment option agreed upon by us.

PARTIAL WITHDRAWALS

At any time before the Maturity Date, and subject to our rules then in effect, we allow twelve (12) partial withdrawals per Coverage Year. However, we allow only one (1) partial withdrawal between any successive Processing Dates. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is an amount equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, minus outstanding Debt.

We currently impose a charge for processing partial withdrawals. This charge is the lesser of:

- 2% of the amount withdrawn; and

- $25.00.

A partial withdrawal will reduce the Cash Surrender Value, Cash Value and Investment Value. Any partial withdrawal will permanently affect the Cash Surrender Value and may permanently affect the death benefit payable. If Death Benefit Option A is in effect, we reduce the Face Amount by the amount of the partial withdrawal. Unless specified otherwise, we will deduct partial withdrawals on a Pro Rata Basis from the Investment Divisions. A Pro Rata Basis is an allocation method based on the proportion of the Investment Value in each Investment Division. You must submit requests for partial withdrawals to us in writing. The effective date of a partial withdrawal will be the Valuation Day closest to the date that we receive the request, in writing, at our Customer Service Center. If your Certificate is deemed to be a modified endowment contract, a 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. See "Taxes -- Modified Endowment Contracts."

TRANSFERS AMONG INVESTMENT DIVISIONS
--------------------------------------------------------------------------------

AMOUNT AND FREQUENCY OF TRANSFERS

Upon request and as long as the Certificate is in effect, you may transfer amounts among the Investment Divisions up to twelve (12) times per Coverage Year without charge. Transfers in excess of twelve (12) per Coverage Year will be subject to a charge of $50 per transfer deducted from the amount of the transfer. You must make transfer requests in writing on a form that we approve or by telephone in accordance with established procedures. Our rules then in effect will limit the amounts that you may transfer. The amounts that you transfer must be in whole percentages of 5% or more, unless otherwise agreed to by us. Currently, the minimum value of Accumulation Units that you may transfer from one Investment Division to another is the lesser of:

- $500; and

- the total value of the Accumulation Units in the Investment Division.

The value of the remaining Accumulation Units in the Investment Division must equal at least $500. If, after an ordered transfer, the value of the remaining Accumulation Units in an Investment Division would be less than $500, we will transfer the entire remaining amount.

Currently there are no restrictions on transfers other than those described in this Prospectus. We reserve the right in the future to impose additional restrictions on transfers.

TRANSFERS TO OR FROM INVESTMENT DIVISIONS

In the event of a transfer from an Investment Division, we will reduce the number of Accumulation Units that we credit to that Investment Division. We will determine the reduction by dividing:

- the amount transferred by,
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14                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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- the Accumulation Unit value for that Investment Division on the Valuation Day we receive your written request for transfer.

In the event of a transfer to an Investment Division, we will increase the number of Accumulation Units credited. The increase will equal:

- the amount transferred divided by,

- the Accumulation Unit value for that Investment Division determined on the Valuation Day we receive your written request.

ASSET REBALANCING

Subject to our current rules, you may authorize us to automatically reallocate Investment Value periodically in order to maintain a particular percentage allocation among the Investment Divisions that you have selected. This reallocation is known as Asset Rebalancing. The Investment Value held in each Investment Division will increase or decrease in value at different rates during the relevant period. Asset Rebalancing is intended to reallocate Investment Value from those Investment Divisions that have increased in value to those that have decreased in value.

To elect Asset Rebalancing, we must receive a written request from you. If you elect Asset Rebalancing, you must include all Investment Value in the automatic reallocation. The percentages that you select under Asset Rebalancing will override any prior percentage allocations that you have chosen and we will allocate all future Net Premiums accordingly. We will count all transfers made pursuant to Asset Rebalancing on the same day as one (1) transfer toward the twelve (12) transfers per Coverage Year that we permit without charge. There is otherwise no additional charge for Asset Rebalancing. Once elected, you may instruct us, in a written form satisfactory to us, at any time to terminate the option. In addition, we will terminate your participation in Asset Rebalancing if you make any transfer outside of Asset Rebalancing.

DOLLAR COST AVERAGING

You may elect to allocate your Net Premiums among the Investment Divisions under the dollar cost averaging option program ("DCA Program"). If you choose to participate in the DCA Program, we will deposit your Net Premiums into the Hartford Money Market Investment Division. Each month, we will withdraw amounts from that Division and allocate them to the other Investment Divisions in accordance with your allocation instructions. The transfer date will be the monthly anniversary of your first transfer under your initial DCA election. We will make the first transfer within five (5) business days after we receive your initial election, either in writing or by telephone, subject to the telephone transfer procedures described in this Prospectus.

We will allocate your Net Premium to the Investment Divisions that you specify, in the proportions that you specify. If, on any transfer date, your Investment Value that we have allocated to the Hartford Money Market Investment Division is less than the amount you have elected to transfer, we will terminate your participation in the DCA Program. Any transfers made in connection with the DCA Program must be whole percentages of 5% or more, unless we otherwise agree. In addition, transfers made under the DCA Program count toward the twelve (12) transfers per coverage year that we permit you without charge. There is otherwise no additional charge for Dollar Cost Averaging.

You may also cancel your DCA election by notifying us in writing.

The main objective of the DCA Program is to minimize the impact of short-term price fluctuations. The DCA Program allows you to take advantage of market fluctuations. Since we transfer the same dollar amount to other Investment Divisions at set intervals, the DCA Program allows you to purchase more Accumulation Units when prices are low and fewer Accumulation Units when prices are high. Therefore, you may achieve a lower average cost per Accumulation Unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making investments through periods of low price levels.

You cannot make transfers under Asset Rebalancing and participate in the DCA Program at the same time.

PROCEDURES FOR TELEPHONE TRANSFERS

You may make telephone transfers in two ways. You may directly contact a customer service representative. You may in the future also request access to an electronic service known as a Voice Response Unit (VRU). The VRU will permit the transfer of monies among the Investment Divisions and change of the allocation of future payments. If you intend to conduct telephone transfers through the VRU, you will be asked to complete a Telephone Authorization Form.

We will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. Before a customer service representative accepts any request, the caller will be asked for his or her social security number and address. All calls will also be recorded. A Personal Identification Number (PIN) will be assigned to all owners who request VRU access. The PIN is selected by and known only to you. Proper entry of the PIN is required before any transactions will be allowed through the VRU. Furthermore, all transactions performed over the VRU, as well as with a customer service representative, will be confirmed by us through a written letter. Moreover, all VRU transactions will be assigned a unique confirmation number which will become part of the Certificate's history. We are not liable for any loss, cost or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

PROCESSING OF TRANSACTIONS

Generally, we process your transactions only on a Valuation Day. We will process requests that we receive on a Valuation Day before the close of trading on the New York Stock Exchange

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   15
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("NYSE") (generally 4:00 p.m. Eastern Time) on that same day, except as otherwise indicated in this Prospectus. We will process requests that we receive after the close of the NYSE as of the next Valuation Day.

LOANS
--------------------------------------------------------------------------------

As long as the Certificate is in effect, you may obtain without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), a cash Loan from us. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, minus outstanding Debt.

We will transfer the amount of each Loan on a Pro Rata Basis from each of the Investment Divisions (unless you specify otherwise) to the Loan Account. We use the Loan Account to ensure that any outstanding Debt remains fully secured by the Investment Value.

LOAN INTEREST

Interest will accrue daily on outstanding Debt at the adjustable loan interest rate indicated in the Certificate. We will transfer the difference between the value of the Loan Account and any outstanding Debt from the Investment Divisions to the Loan Account on each Certificate Anniversary. Interest payments are due as shown in the Certificate. If you do not pay interest within five (5) days of its due date, we will add it to the amount of the Loan as of its due date.

The maximum adjustable loan interest rate we may charge for Loans is the greater of:

- 5%; and

- the Published Monthly Average for the calendar month two (2) months prior to the date on which we determine the adjustable loan interest rate.

The Published Monthly Average means the "Moody's Corporate Bond Yield Average -- Monthly Average Corporate" as published by Moody's Investors Service, Inc. or any successor to that service. If that monthly average is no longer published, a substitute average will be used.

CREDITED INTEREST

We will credit interest on amounts in the Loan Account for Coverage Years 1 through 10 at a rate equal to the adjustable loan interest rate, minus 1%. We will credit interest on amounts in the Loan Account for Coverage Years 11 and later at a rate equal to the adjustable loan interest rate, minus .20%.

LOAN REPAYMENTS

You can repay any part of or the entire Loan at any time. We will allocate the amount of the Loan repayment to your chosen Investment Divisions on a Pro Rata Basis, determined as of the date of the Loan repayment. Unless specified otherwise, we will treat any additional premium payments that we receive during the period when a Loan is outstanding as Loan repayments.

TERMINATION DUE TO EXCESSIVE DEBT

If total outstanding Debt equals or exceeds the Cash Surrender Value, the Certificate will terminate thirty-one (31) calendar days after we have mailed notice to your last known address and that of any assignees of record. If you do not make sufficient Loan repayment by the end of this 31-day period, the Certificate will terminate without value.

EFFECT OF LOANS ON INVESTMENT VALUE

A Loan, whether or not repaid, will have a permanent effect on the Investment Value because the investment results of each Investment Division will apply only to the amount remaining in such Investment Divisions. The longer a Loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for Funds held in the Loan Account, your Investment Value will not increase as rapidly as it would have had no Loan been made. If the Investment Divisions earn less than the Loan Account, your Investment Value will be greater than it would have been had no Loan been made. Also, if not repaid, the aggregate amount of outstanding Debt will reduce the Death Proceeds and Cash Surrender Value.

LAPSE AND REINSTATEMENT
--------------------------------------------------------------------------------

LAPSE AND GRACE PERIOD

We provide a sixty-one (61) calendar day grace period, from the date we mail you notice that the Cash Surrender Value is insufficient to pay the charges due under the Certificate. Unless you have given us written notice of termination in advance of the date of termination of the Certificate, insurance will continue in force during this period. You will be liable to us for all unpaid charges due under the Certificate for the period that the Certificate remains in force.

In the event that total outstanding Debt equals or exceeds the Cash Surrender Value, the Certificate will terminate thirty-one (31) calendar days after we have mailed notice to your last known address and that of any assignees of record. If you do not make sufficient Loan repayment by the end of this 31-day period, the Certificate will end without value.
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16                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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REINSTATEMENT

Prior to the death of the Insured, and unless (i) the policy is terminated or
(ii) the Certificate has been surrendered for cash, we may reinstate the Certificate prior to the Maturity Date, provided:

- you make your request within three (3) years of the date of lapse. Some states provide a longer period; and

- you submit satisfactory evidence of insurability to us.

We will not require evidence of insurability, if you reinstate your Certificate within one (1) month after the end of the 61-calendar day grace period, provided the Insured is alive.

To reinstate your Certificate, you must remit a premium payment large enough to keep the coverage under the Certificate in force for at least three (3) months following the date of reinstatement. The Face Amount of the reinstated Certificate cannot exceed the Face Amount at the time of lapse. The Investment Value on the reinstatement date will reflect:

- The Investment Value at the time of termination; plus

- Net Premiums attributable to premiums paid at the time of reinstatement.

Upon reinstatement, you must repay or carry over to the reinstated certificate any Debt at the time of termination.

TERMINATION OF POLICY
--------------------------------------------------------------------------------

The employer or we may terminate participation in the policy. The party initiating the termination must provide notice of such termination to each owner of record, at his or her last known address, at least fifteen (15) days prior to the date of termination. In the event of such termination, we will not accept any new enrollment forms for new Insureds on or after the date that we receive or send notice of discontinuance, whichever is applicable. In addition, we will not issue any new Certificates. If you discontinue premium payments, we will continue insurance coverage under the Certificate as long as the Cash Surrender Value is sufficient to cover the charges due. We will not continue the coverage under the Certificate beyond attained age 100. Attained age means the Insured's age on the birthday nearest to the Coverage Date plus the period since the Coverage Date. In addition, we will not continue any optional benefit rider beyond the Certificate's date of termination. If the policy is discontinued or amended to discontinue the eligible class to which an Insured belongs (and if the coverage on the Insured is not transferred to another insurance carrier), any Certificate then in effect will remain in force under the discontinued policy, provided you have not canceled or surrendered it, subject to our qualifications then in effect. You will then pay Certificate premiums directly to us.

CONTRACT LIMITATIONS
--------------------------------------------------------------------------------

PARTIAL WITHDRAWALS

We limit you to twelve (12) partial withdrawals per Coverage Year.

TRANSFERS OF ACCOUNT VALUE

We reserve the right to limit the size of transfers and remaining balances and to limit the number and frequency of transfers among the Investment Divisions.

FACE AMOUNT INCREASES OR DECREASES

We reserve the right to limit the number of Face Amount increases or decreases made under the Certificate to no more than one (1) in any twelve (12) month period.

VALUATION OF PAYMENTS AND TRANSFERS

We value the Certificate on every Valuation Day. We will generally pay Death Proceeds, Cash Surrender Values, partial withdrawals, and Loan amounts attributable to the Investment Divisions within seven (7) calendar days after we receive all the information needed to process the payment unless the New York Stock Exchange is closed for some reason other than a regular holiday or Weekend, trading is restricted by the Securities and Exchange Commission ("SEC") or the SEC declares that an emergency exists.

DEFERRAL OF PAYMENTS

We may defer payment of any Cash Surrender Values, withdrawals and loan amounts that are not attributable to the Investment Divisions for up to six (6) months from the date of the request. If we defer payment for more than thirty (30) days, we will pay you interest.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   17
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CHANGES TO CONTRACT OR SEPARATE ACCOUNT

MODIFICATION OF POLICY

The only way we may modify the policy is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries, or Assistant Secretaries.

SUBSTITUTION OF FUNDS

We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

CHANGE IN OPERATION OF
THE SEPARATE ACCOUNT

We may modify the operation of the Separate Account to the extent permitted by law, including deregistration under the securities laws.

SEPARATE ACCOUNT TAXES

Currently, we do not make a charge to the Separate Account for federal, state and local taxes that may be allocable to the Separate Account. In the future, we may begin to charge the Separate Account for federal, state and local taxes if the applicable federal, state or local tax laws that impose tax on us and/or the Separate Account change. We may make charges for other taxes that are imposed on the Separate Account.

SUPPLEMENTAL BENEFITS
--------------------------------------------------------------------------------

The following supplemental benefit may be included in a Certificate, subject to our current restrictions, limitations and state approval.

MATURITY DATE EXTENSION RIDER

We will extend the Maturity Date (the date on which the Certificate will mature), to the date of death of the Insured. Certain death benefit and premium restrictions apply. See "Taxes -- Income Taxation of Certificate Benefits."

OTHER MATTERS
--------------------------------------------------------------------------------

REDUCED CHARGES FOR ELIGIBLE GROUPS

We may reduce certain of the charges and deductions described above for Policies issued in connection with a specific plan, in accordance with our current internal policies as of the date we approve the application for a policy. To qualify for such a reduction, a plan must satisfy certain criteria, e.g., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

OUR RIGHTS

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws (including obtaining any required approval of the Securities and Exchange Commission). If necessary, we will seek your approval.

Specifically, we reserve the right to:

- Add or remove any Investment Division;

- Create new separate accounts;

- Combine the Separate Account with one or more other separate accounts;

- Operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

- Deregister the Separate Account under the 1940 Act;

- Manage the Separate Account under the direction of a committee or discharge such committee at any time;

- Transfer the assets of the Separate Account to one or more other separate accounts; and

- Restrict or eliminate any of your voting rights or of any other persons who have voting rights as to the Separate Account.

We also reserve the right to change the name of the Separate Account.

18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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LIMIT ON RIGHT TO CONTEST

We may not contest the validity of the Certificate after it has been in effect during the Insured's lifetime for two (2) years from the Issue Date. If we reinstate the Certificate, the 2-year period is measured from the date of reinstatement. Any increase in the Face Amount as a result of a premium payment is contestable for 2 years from its effective date. In addition, if the Insured commits suicide in the 2-year period, or such period as specified in state law, the death benefit payable will be limited to the premiums paid less any outstanding Debt and partial withdrawals.

MISSTATEMENT AS TO AGE OR SEX

If the age or sex of the Insured is incorrectly stated, we will appropriately adjust the amount of all benefits payable, as specified in the Certificate.

ASSIGNMENT

The Certificate may be assigned as collateral for a loan or other obligation. We are not responsible for any payment made or action taken before receipt of written notice of such assignment. You must file proof of interest with any claim under a collateral assignment.

DIVIDENDS

No dividends will be paid under the Certificates.

TAXES
--------------------------------------------------------------------------------

GENERAL

Since federal tax law is complex, the tax consequences of purchasing this policy will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this policy is right for you.

Our general discussion of the tax treatment of this policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this policy cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this policy. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

TAXATION OF HARTFORD AND
THE SEPARATE ACCOUNT

The Separate Account is taxed as a part of Hartford, which is taxed as a life insurance company under Part 1 of Subchapter L of Chapter 1 of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Investment Divisions) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Death Benefits and Policy Values -- Values Under the Certificate"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Certificate.

Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is currently being made to the Separate Account for Federal income taxes. If Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for taxes against the Separate Account.

INCOME TAXATION OF CERTIFICATE BENEFITS

For Federal income tax purposes, the Certificates should be treated as life insurance policies under Section 7702 of the Code. The death benefit under a life insurance policy is excluded from the gross income of the beneficiary. Also, a life insurance policy owner is not taxed on increments in the policy value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a policy that is treated as life insurance. Hartford intends to monitor premium levels to assure compliance with the Section 7702 standards.

During the first fifteen policy years, an "income first" rule generally applies to any distribution of cash that is required under Code Section 7702 because of a reduction in benefits under the Certificate.

Hartford also believes that any Loan received under a Certificate will be treated as Debt of the owner, and that no part of any Loan under a Certificate will constitute income to the owner. A surrender or assignment of the Certificate may have tax consequences depending upon the circumstances. Owners should consult qualified tax advisers concerning the effect of such changes.

Federal, state, and local estate tax, inheritance, and other tax consequences of ownership or receipt of Certificate proceeds depend on the circumstances of each owner or beneficiary.

The Maturity Date Extension Rider allows an owner to extend the Maturity Date to the date of the death of the Insured. Although Hartford believes that the Certificate will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, due to the lack of specific guidance on this issue, this result is not certain. If the Certificate is not treated as a life insurance contract for federal income tax purposes after the Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The owner should consult a competent tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   19
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MODIFIED ENDOWMENT CONTRACTS

Code Section 7702A applies an additional test, the "seven-pay" test, to life insurance contracts. A modified endowment contract is a life insurance policy which satisfies the Section 7702 definition of life insurance but fails the seven-pay test of Section 7702A. A policy fails the seven-pay test if the accumulated amount paid into the Certificate at any time during the first seven Coverage Years exceeds the sum of the net level premiums that would have been paid up to that point if the Certificate provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

A policy that is classified as a modified endowment contract is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, withdrawals and loans from a modified endowment contract are treated first as income, then as a recovery of basis. Taxable withdrawals are subject to a 10% federal income tax penalty, with certain exceptions. Generally, only distributions and loans made in the first year in which a policy becomes a modified endowment contract, and in subsequent years, are taxable. However, distributions and loans made in the two years prior to a policy's failing the seven-pay test are deemed to be in anticipation of failure and are subject to tax. In addition, if there is a reduction in benefits under the Certificate within the first seven Coverage years, the seven-pay test is applied as if the Certificate had initially been issued at the reduced benefit level. Any reduction in benefits attributable to the nonpayment of premiums will not be taken into account for purposes of the seven-pay test if the benefits are reinstated within 90 days after the reduction.

If the Certificate satisfies the seven-pay test for seven years, distributions and loans made thereafter will not be subject to the modified endowment contract rules, unless the Certificate is changed materially. The seven-pay test will be applied anew at any time the Certificate undergoes a material change, which includes an increase in the Face Amount.

Before assigning, pledging, or requesting a Loan under a Certificate that is a modified endowment contract, an owner should consult a qualified tax adviser.

All modified endowment contracts that are issued within any calendar year to the same policy owner by one company or its affiliates shall be treated as one modified endowment contract for the purpose of determining the taxable portion of any loan or distribution.

Hartford has instituted procedures to monitor whether a Certificate may become a modified endowment contract after issue.

DIVERSIFICATION REQUIREMENTS

The Code requires that investments supporting your policy be adequately diversified. Code Section 817 provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a policy is not treated as a life insurance contract, the policy owner will be subject to income tax on annual increases in cash value.

The Treasury Department's diversification regulations require, among other things, that:

- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

- no more than 70% is represented by any two investments,

- no more than 80% is represented by any three investments and

- no more than 90% is represented by any four investments.

In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the policy owner must agree to pay the tax due for the period during which the diversification requirements were not met.

We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all policies subject to the diversification requirements in a manner that will maintain adequate diversification.

OWNERSHIP OF THE ASSETS IN
THE SEPARATE ACCOUNT

In order for a variable life insurance contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the policy owner. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.

The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by the policy owner, such as the ability to select and control investments in a separate account, will cause the policy owner to be treated as the owner of the assets for tax purposes.

In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may

20                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under
Section 817(d), relating to the definition of variable policy."

The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.

Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. We reserve the right to modify the policy, as necessary, to prevent you from being considered the owner of assets in the separate account.

TAX DEFERRAL DURING ACCUMULATION PERIOD

Under existing provisions of the Code, except as described below, any increase in an owner's Investment Value is generally not taxable to the Policy Owner unless amounts are received (or are deemed to be received) under the Policy prior to the Insured's death. If the Policy is surrendered or matures, the amount received will be includable in the Policy Owner's income to the extent that it exceeds the Policy Owner's "investment in the contract." (If there is any debt at the time of a surrender, then such debt will be treated as an amount distributed to the owner.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the Policy, less the aggregate amount received previously under the Policy to the extent such amounts received were excluded from gross income. Whether partial withdrawals (or other such amounts deemed to be distributed) from the Policy constitute income to the Policy Owner depends, in part, upon whether the Policy is considered a modified endowment policy for Federal income tax purposes.

FEDERAL INCOME TAX WITHHOLDING

If any amounts are deemed to be current taxable income to the owner, such amounts will be subject to Federal income tax withholding and reporting, pursuant to Section 3405 of the Internal Revenue Code.

OTHER TAX CONSIDERATIONS

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Certificate ownership and distributions under federal, state and local law.

PERFORMANCE RELATED INFORMATION
--------------------------------------------------------------------------------

The Separate Account may advertise certain performance related information concerning its Investment Divisions. Performance information about an Investment Division is based on the Investment Division's past performance only and is no indication of future performance.

Each Investment Division may include total return in advertisements, sales literature, and other promotional materials. When an Investment Division advertises its total return, it will usually be calculated for one year, three years, five years, and ten years or some other relevant periods if the Investment Division has not been in existence for at least ten years. Total return may also be calculated for the most recent fiscal quarter and for the period since underlying fund inception. Total return is measured by comparing the value of an investment in the Investment Division at the beginning of the relevant period to the value of the investment at the end of the period.

If applicable, the Investment Divisions may advertise yield in addition to total return. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period is divided by the unit value on the last day of the period. This figure reflects the Certificate charges described below.

The Investment Division investing in the Hartford Money Market HLS Fund may advertise yield and effective yield. The yield of an Investment Division is based upon the income earned by the Investment Division over a seven-day period and then annualized, i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly, but when annualized, the income earned by the investment is assumed to be reinvested in Division units and thus compounded in the course of a 52-week period. Yield reflects the Certificate charges described below.

Total return for an Investment Division includes deductions for the maximum sales load charge, mortality and expense risk charge, DAC tax charge, and the administrative expense charge, and is therefore lower than total return at the Portfolio level, where there are no comparable charges. The performance results do not reflect the cost of insurance or any state or local premium taxes. If these charges were included, the total return figures would be lower. Total return may also be calculated to include deductions for Separate Account charges, but not include deductions for the sales load charge, DAC tax charge or any state or local premium taxes. If reflected, the total return figures would reduce the performance quoted. Yield for an Investment Division includes all recurring charges (except sales charges) and is therefore lower than yield at the Portfolio level, where there are no comparable charges.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   21
--------------------------------------------------------------------------------

We may provide information on various topics to current and prospective owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), plan and trust arrangements, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, current and prospective owner profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

The Separate Account is not a party to any pending material legal proceedings.

22                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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GLOSSARY OF SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: A unit of measure we use to calculate the value of an Investment Division.

CASH SURRENDER VALUE: The Cash Value, minus Debt, minus accrued charges that we have not deducted.

CASH VALUE: The Investment Value plus the Loan Account Value.

CERTIFICATE: The form evidencing and describing your rights, benefits, and options under the Policy. The Certificate will describe, among other things,
(i) the benefits payable upon the death of the named Insured, (ii) to whom the benefits are payable and (iii) the limits and other terms of the policy as they pertain to the Insured.

CERTIFICATE ANNIVERSARY: An anniversary of the Coverage Date.

COVERAGE DATE: The date insurance under the Certificate is effective as to an Insured and from which we determine Coverage Months and Coverage Years.

COVERAGE MONTH(S): The 1-month period and each successive 1-month period following the Coverage Date.

COVERAGE YEAR(S): The 12-month period and each successive 12-month period following the Coverage Date.

CUSTOMER SERVICE CENTER: The service area of Hartford Life and Annuity Insurance Company located at 100 Campus Drive, Suite 250, Florham Park, New Jersey 07932.

DEATH PROCEEDS: The amount that we will pay on the death of the Insured. This equals the death benefit minus any outstanding Debt plus any rider benefits payable.

DEBT: The aggregate amount of outstanding Loans, plus any interest accrued at the adjustable loan interest rate.

FACE AMOUNT: The minimum death benefit as long as the Certificate is in force. We specify the Face Amount you chose on your Certificate. We may change the Face Amount after certificate issuance on your request or due to a change in death benefit option or a partial withdrawal.

FUNDS: The underlying investment vehicles for the Separate Account. Each Fund is a registered management investment company, and may be divided into series of Portfolios.

HARTFORD OR US OR WE OR OUR: Hartford Life and Annuity Insurance Company.

INSURED: The person on whose life we issue the Certificate. We identify the Insured in the Certificate.

INVESTMENT DIVISION: A separate division of the Separate Account which invests exclusively in the shares of a specified Portfolio of a Fund.

INVESTMENT VALUE: The sum of the values of assets in the Investment Divisions under the Certificate.

LOAN: Any amount borrowed against the Investment Value under the Certificate.

LOAN ACCOUNT: An account in our general account, established for any amounts transferred from the Investment Divisions for requested loans. The Loan Account credits a fixed rate of interest that is not based on the investment experience of the Separate Account.

LOAN ACCOUNT VALUE: The amounts of the Investment Value transferred to (or from) our general account to secure Loans, plus interest accrued at the daily equivalent of an annual rate equal to the adjustable loan interest rate actually charged, reduced by not more than 1%.

MONTHLY DEDUCTION AMOUNT: The fees and charges deducted from the Investment Value on the Processing Date.

NET PREMIUM: The amount of premium credited to the Investment Divisions.

PORTFOLIO: A division or series of a Fund that serves as the underlying investment vehicle of an Investment Division of the Separate Account. Each Investment Division purchases shares of a Portfolio of a Fund.

PROCESSING DATE(S): The day(s) on which we deduct charges from the Investment Value. The first Processing Date is the Coverage Date. There is a Processing Date each month. Later Processing Dates are on the same calendar day as the Coverage Date, or on the last day of any month which has no such calendar date.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

VARIABLE INSURANCE AMOUNT: The Cash Value multiplied by the applicable variable insurance factor provided in the Certificate.

YOU OR YOUR: The person or legal entity designated as the owner in the enrollment form or as subsequently changed. This person or legal entity may be someone other than the Insured. You possess all rights under the policy with respect to the Certificate.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   23
--------------------------------------------------------------------------------

WHERE YOU CAN FIND MORE INFORMATION

You can call your representative with questions or write to us at:

       International Corporate Marketing Group
       Attn: Registered Products
       100 Campus Drive, Suite 250
       Florham Park, NJ 07932

The Statement of Additional Information, which is attached to this prospectus, contains more information about this life insurance policy. Like this prospectus, it is filed with the Securities and Exchange Commission. You should read the Statement of Additional Information because you are bound by the terms contained in it.

We file other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room in Washington, DC 20549-6009. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
ICMG REGISTERED VARIABLE LIFE SEPARATE ACCOUNT ONE
OMNISOURCE II

This Statement of Additional Information is not a prospectus. We will send you a prospectus if you write us at International Corporate Marketing Group, Attn:
Registered Products, 100 Campus Drive, Suite 250, Florham Park, New Jersey
07932.

DATE OF PROSPECTUS: JUNE 5, 2000
DATE OF STATEMENT OF ADDITIONAL INFORMATION: JUNE 5, 2000

2                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 GENERAL INFORMATION AND HISTORY                                              3
 ------------------------------------------------------------------------------
 SERVICES                                                                     5
 ------------------------------------------------------------------------------
 EXPERTS                                                                      5
 ------------------------------------------------------------------------------
 DISTRIBUTION OF THE POLICIES                                                 5
 ------------------------------------------------------------------------------
 ADDITIONAL INFORMATION ABOUT CHARGES                                         6
 ------------------------------------------------------------------------------
 ILLUSTRATION OF BENEFITS                                                     8
 ------------------------------------------------------------------------------
 FINANCIAL STATEMENTS
 ------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION                                            3
--------------------------------------------------------------------------------

GENERAL INFORMATION
AND HISTORY

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY ("HARTFORD") -- Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999.

Hartford Life and Annuity Insurance Company is controlled by Hartford Life Insurance Company, which is controlled by Hartford Life and Accident Insurance Company, which is controlled by Hartford Life, Inc., which is controlled by Hartford Accident and Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

The following table shows a brief description of the business experience of officers and directors of Hartford Life and Annuity Insurance Company:

                               POSITION WITH                           OTHER BUSINESS PROFESSION,
                                 HARTFORD;                          VOCATION OR EMPLOYMENT FOR PAST
NAME                          YEAR OF ELECTION                      FIVE YEARS; OTHER DIRECTORSHIPS
-----------------------------------------------------------------------------------------------------------------
David A. Carlson       Vice President, 1999            Assistant Vice President and Director of Taxes
                                                       (1998-1999), Hartford; Assistant Vice President and
                                                       Director of Taxes (1998-1999), Hartford; CIGNA Corporation
                                                       (1975-1998).
Peter W. Cummins       Senior Vice President, 1997     Vice President (1989-1997); Director of Broker Dealer
                                                       Sales-ILAD (1989-1992), Hartford; Senior Vice President
                                                       (1997-Present); Vice President (1989-1997); Director of
                                                       Broker Dealer Sales-ILAD (1989-1991), Hartford Life and
                                                       Accident Insurance Company.
Timothy M. Fitch       Vice President, 1995            Assistant Vice President (1992-1995), Hartford; Vice
                                                       President (1995-Present); Actuary (1994-Present);
                                                       Assistant Vice President (1992-1995), Hartford Life and
                                                       Accident Insurance Company.
Mary Jane B. Fortin    Vice President & Chief          Vice President & Chief Accounting Officer, (1998-Present),
                       Accounting Officer, 1998        Hartford Life & Annuity Insurance Company; Vice
                                                       President & Chief Accounting Officer, (1998-Present),
                                                       Royal Life Insurance Company of America; Vice President &
                                                       Chief Accounting Officer (1998-Present), Alpine Life
                                                       Insurance Company; Chief Accounting Officer
                                                       (1997-Present), Hartford Life, Inc.; Director, Finance
                                                       (1995-1997), Value Health, Inc.; Senior Manager
                                                       (1993-1995), Coopers and Lybrand; Audit Manager
                                                       (1993-1996), Arthur Andersen & Co.
David T. Foy           Senior Vice President, Chief    Senior Vice President (1998-present); Vice President
                       Financial Officer &             (1998); Assistant Vice President (1995-1998), Hartford;
                       Treasurer, 1998                 Senior Vice President (1998-Present), Hartford Life and
                       Director, 1999*                 Accident Insurance Company; Director, Strategic Planning
                                                       Corporate Finance (1995-1996); IA Product Development
                                                       (1994-1995), Hartford; Various Actuarial Roles
                                                       (1989-1993), Milliman & Robertson.
Lynda Godkin           Senior Vice President, 1997     Associate General Counsel (1995-1996); Assistant General
                       General Counsel, 1996           Counsel and Secretary (1994-1995); Counsel (1990-1994),
                       Corporate Secretary, 1996       Hartford; Director (1997-Present); Senior Vice President
                       Director, 1997                  (1997-Present); General Counsel (1996-Present); Corporate
                                                       Secretary (1995-Present); Associate General Counsel
                                                       (1995-1996); Assistant General Counsel and Secretary
                                                       (1994-1995); Counsel (1990-1994), Hartford Life and
                                                       Accident Insurance Company; Vice President and General
                                                       Counsel (1997-Present), Hartford Life, Inc.

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                               POSITION WITH                           OTHER BUSINESS PROFESSION,
                                 HARTFORD;                          VOCATION OR EMPLOYMENT FOR PAST
NAME                          YEAR OF ELECTION                      FIVE YEARS; OTHER DIRECTORSHIPS
-----------------------------------------------------------------------------------------------------------------
Lois W. Grady          Senior Vice President, 1998     Vice President (1993-1998); Assistant Vice President
                                                       (1987-1993), Hartford; Senior Vice President, 1998); Vice
                                                       President (1993-1997); Assistant Vice President
                                                       (1987-1993), Hartford Life and Accident Insurance Company.
Stephen T. Joyce       Senior Vice President, 1999     Vice President (1997-1999), Assistant Vice President
                                                       (1994-1997), Hartford; Assistant Vice President
                                                       (1994-1997), Hartford Life and Accident Insurance Company;
                                                       Vice President (1997-1999), Assistant Vice President
                                                       (1994-1997), Hartford Life and Annuity Insurance Company.
Michael D. Keeler      Vice President, 1998            Vice President (1998-Present); Hartford Life and Accident
                                                       Insurance Company; Vice President (1995-1997), Providian
                                                       Insurance; Supervisor/Manager (1985-1995), U.S. West
                                                       Communications.
Robert A. Kerzner      Senior Vice President, 1998     Director of Individual Life, Senior Vice President,
                                                       (1998-Present); Vice President, (1995-1998); Regional Vice
                                                       President (1991-1994), Hartford; Vice President
                                                       (1994-1997), Hartford Life and Accident Insurance Company.
Thomas M. Marra        President, 2000                 Executive Vice President (1996-2000), Senior Vice
                       Director, 1994*                 President (1993-1996); Hartford; Director (1994-Present);
                                                       Executive Vice President (1995-Present); Senior Vice
                                                       President (1994-1995); Vice President (1989-1994); Actuary
                                                       (1987-1997), Hartford Life and Accident Insurance Company;
                                                       Director (1994-Present); Executive Vice President
                                                       (1995-Present); Senior Vice President (1994-1995); Vice
                                                       President (1989-1994); Actuary (1987-1995), Hartford Life
                                                       Insurance Company; Chief Operating Officer (2000-present),
                                                       Executive Vice President, Individual Life and Annuities
                                                       (1997-2000), Hartford Life, Inc.
Craig R. Raymond       Senior Vice President, 1997     Vice President (1993-1997); Assistant Vice President
                       Chief Actuary, 1994             (1992-1993); Actuary (1990-1994), Hartford; Senior Vice
                                                       President (1997-Present); Chief Actuary (1995-Present);
                                                       Vice President (1993-1997); Actuary (1990-1995), Hartford
                                                       Life and Accident Insurance Company; Vice President and
                                                       Chief Actuary (1997-Present), Hartford Life, Inc.
Donald A. Salama       Vice President, 1997            Vice President (1997-Present), Hartford Life and Accident
                                                       Insurance Company; Principal and Director, Institutional
                                                       Sales (1995-1998), The Vanguard Group; Senior Vice
                                                       President (1994-1995), Mercantile Bancorporation; Vice
                                                       President (1988-1994), Bankers Trust Company.
Lowndes A. Smith       Chief Executive Officer, 1997   President (1989-2000), Chief Operating Officer
                       Director, 1985*                 (1989-1997), Hartford; Director (1981-Present); President
                                                       (1989-Present); Chief Executive Officer (1997-Present);
                                                       Chief Operating Officer (1989-1997), Hartford Life and
                                                       Accident Insurance Company; Director (1985-Present);
                                                       President (1989-Present), Chief Executive Officer
                                                       (1997-Present); Chief Operating Officer (1989-1997),
                                                       Hartford Life Insurance Company; Chief Executive Officer
                                                       and President and Director (1997-Present), Hartford Life,
                                                       Inc.
David M. Znamierowski  Senior Vice President & Chief   Vice President (1997), Hartford; Director (1998-Present);
                       Investment Officer, 1997        Senior Vice President (1997-Present), Hartford Life and
                       Director, 1998                  Accident Insurance Company; Vice President, Investment
                                                       Strategy (1997-Present), Hartford Life, Inc.; Vice
                                                       President, Investment Strategy & Policy (1991-1996), Aetna
                                                       Life and Casualty.

 * Denotes date of election to Board of Directors of Hartford.
** Affiliated Company of The Hartford Financial Services Group, Inc.

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

STATEMENT OF ADDITIONAL INFORMATION                                            5
--------------------------------------------------------------------------------

ICMG REGISTERED VARIABLE LIFE SEPARATE ACCOUNT ONE was established as a separate account under Connecticut law on October 9, 1995. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

SERVICES
--------------------------------------------------------------------------------

SAFEKEEPING OF ASSETS -- Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Investment Divisons.

EXPERTS
--------------------------------------------------------------------------------

INDEPENDENT PUBLIC ACCOUNTANTS -- The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

ACTUARIAL EXPERT -- The hypothetical Policy illustrations included in this Statement of Additional Information and the registration statement with respect to the Separate Account have been approved by James M. Hedreen, FSA, MAAA, Actuary, for Hartford, and are included in reliance upon his opinion as to their reasonableness.

DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------

Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the Certificates and will offer the Policies on a continuous basis. HESCO is an affiliate of Hartford. Both HESCO and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal address of HESCO is the same as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Policies will be sold by salespersons who represent Hartford as insurance agents and who are registered representatives of HESCO or certain other registered broker-dealers who have entered into distribution agreements with HESCO.

The maximum sales commission payable to Hartford agents, independent registered insurance brokers, and other registered broker-dealers is 12% of the premiums paid. Additionally, expense allowances, service fees and asset-based trail commissions may be paid. A sales representative may be required to return all or a portion of the commissions paid if a Certificate terminates prior to the Certificate's second Certificate Anniversary.

Broker-dealers or financial institutions are compensated according to a schedule set forth HESCO and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments. This compensation is usually paid from the sales charges described in the Prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HESCO, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or other financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for broker-dealers or financial institutions, will be made by HESCO, its affiliates or Hartford out of their assets and will not effect the amounts paid by the policy owners or contract owners to purchase, hold or surrender variable insurance products.

The following table shows officers and directors of HESCO:

NAME                         POSITIONS AND OFFICES
-----------------------------------------------------------------
 Lowndes A. Smith            President and Chief Executive
                              Officer
-----------------------------------------------------------------
 Thomas M. Marra             Executive Vice President, Director
-----------------------------------------------------------------
 Robert A. Kerzner           Executive Vice President, Director
-----------------------------------------------------------------
 Peter W. Cummins            Senior Vice President
-----------------------------------------------------------------
 Lynda Godkin                Senior Vice President, General
                              Counsel and Corporate Secretary,
                              Director
-----------------------------------------------------------------
 J. Richard Garrett          Vice President
-----------------------------------------------------------------
 Donald A. Salama            Vice President
-----------------------------------------------------------------
 David T. Foy                Treasurer
-----------------------------------------------------------------
 George R. Jay               Controller
-----------------------------------------------------------------

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

ADDITIONAL INFORMATION ABOUT CHARGES

SALES LOAD -- The current front-end sales load is 6.75% of any premium paid for Coverage Years 1 through 7 and 4.75% of any premium paid in Coverage Years 8 and later. The maximum front-end load is 9% of any premium paid in Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.

Front-end sales loads cover the expenses related to the sale and distribution of the Certificates.

REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain of the charges and deductions described above may be reduced for certain sales of the Certificates under circumstances which result in a saving of such sales and distribution expenses. To qualify for this reduction, a plan must satisfy certain criteria as to, for example, the expected number of owners and the anticipated Face Amount of all Certificates under the plan. Generally, the sales contacts and effort and administrative costs per Certificate vary based on such factors as the size of the plan, the purpose for which the Certificates are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification are related to the reduced sales effort and administrative costs resulting from sales to qualifying plans. From time to time, we may modify on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Certificate Owners invested in ICMG Registered Variable Life Separate Account One.

UNDERWRITING PROCEDURES -- To purchase a Certificate you must submit an enrollment form to us. Within limits, you may choose the initial Premium and the initial Face Amount. Certificates generally will be issued only on the lives of insureds ages 79 and under who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an enrollment form for any reason. No change in the terms or conditions of a Certificate will be made without your consent.

The cost of insurance charge is to cover our anticipated mortality costs. We use various underwriting procedures, including medical underwriting procedures, depending on the characteristics of the group to which the policies are issued. The current cost of insurance rates for standard risks may be equal to or less than the 1980 Commissioners Standard Ordinary Mortality Table. Substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table. The multiple will be based on the Insured's risk class. The use of simplified underwriting and guaranteed issue procedures may result in the cost of insurance charges being higher for some individuals than if medical underwriting procedures were used.

Cost of insurance rates are based on the age, sex (except where unisex rates apply), and rate class of the Insured and group mortality characteristics and the particular characteristics (such as the rate class structure) under the policy that are agreed to by Hartford and the employer. The actual monthly cost of insurance rates will be based on our expectations as to future experience. We will determine the cost of insurance rate at the start of each Coverage Year. Any changes in the cost of insurance rate will be made uniformly for all Insureds in the same risk class.

The rate class of an Insured affects the cost of insurance rate. Hartford and the employer will agree to the number of classes and characteristics of each class. The classes may vary by smokers and nonsmokers, active and retired status, and/or any other nondiscriminatory classes agreed to by the employer. Where smoker and non-smoker divisions are provided, an Insured who is in the nonsmoker division of a rate class will have a lower cost of insurance than an Insured in the smoker division of the same rate class, even if each Insured has an identical Certificate.

Because the Cash Value and the Death Benefit Amount under a Certificate may vary from month to month, the cost of insurance charge may also vary on each Processing Date.

INCREASES IN FACE AMOUNT -- At any time after purchasing a Certificate, You may request In Writing to change the Face Amount. In most cases, the minimum Face Amount of the Certificate is $50,000.

All requests to increase the Face Amount must be applied for on a new enrollment form. All requests will be subject to evidence of insurability satisfactory to Us and subject to Our rules then in effect. Any increase approved by Us will be effective on the Processing Date following the date We approve the request. The Monthly Deduction Amount on the first Processing Date on or after the effective date of the increase will reflect a charge for the increase. We reserve the right to limit the number of increases made under the Certificate to not more than one in any 12 month period.

STATEMENT OF ADDITIONAL INFORMATION                                            7
--------------------------------------------------------------------------------

ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES
AND CASH SURRENDER VALUES

The following tables illustrate how the death benefit, Cash Value and Cash Surrender Value of a Policy may change with the investment experience of the Separate Account. They show how the death benefit, Cash Value and Cash Surrender Value of a Certificate issued to an Insured of a given age would vary over time if the investment return on the assets held in each Portfolio were a uniform, gross annual rate of 0%, 6% and 12%. The death benefit, Cash Value and Cash Surrender Value would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Coverage Years. They assume that no Loans are made and that no partial withdrawals have been made. The tables are also based on the assumption that the owner has not requested an increase or decrease in the Face Amount and that no transfers have been made in any Coverage Years.

The tables illustrate a Certificate issued to a Male Insured, Age 45 in the Medical Non-Smoker Class with an Initial Face Amount of $250,000. The death benefit, Cash Value and Cash Surrender Value would be lower if the Insured was a smoker or in a special class since the cost of insurance charges would increase.

The tables reflect the fact that the net return on the assets held in the Investment Divisions is lower than the gross after-tax return of the Portfolios. This is because these tables assume an investment management fee and other estimated Portfolio expenses totaling 0.53%. The 0.53% figure is based on an average of the current management fees and expenses of the available Portfolios, taking into account any applicable expense caps or reimbursement arrangements. Actual fees and expenses of the Portfolios associated with a Certificate may be more or less than 0.53%, will vary from year to year, and will depend on how the Cash Value is allocated.

As their headings indicate, the tables reflect the deductions of current contractual charges and guaranteed contractual charges for a single gross interest rate. These charges include the front-end sales load, the daily charge to the Separate Account for assuming mortality and expense risks, and the monthly administrative expense and cost of insurance charges. All tables assume a charge of 2.00% for taxes attributable to premiums, a 1.25% charge for the federal DAC tax and reflect the fact that no charges against the Separate Account are currently made for federal, state or local taxes attributable to the Policy or Certificate.

Each table also shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.

Upon request, Hartford will furnish a comparable illustration based on a proposed Certificate's specific circumstances.

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.53% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS     ------------------------------------------------------------------
              ACCUMULATED                  CASH                              CASH
  END OF     AT 5% INTEREST     CASH     SURRENDER    DEATH       CASH     SURRENDER    DEATH
POLICY YEAR     PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------
     1             6,300        5,080       5,080    255,101      3,971       3,971    254,069
     2            12,915       10,016      10,016    260,049      7,818       7,818    257,926
     3            19,861       14,802      14,802    264,848     11,534      11,534    261,653
     4            27,154       19,468      19,468    269,524     15,115      15,115    265,245
     5            34,812       24,025      24,025    274,090     18,549      18,549    268,691
     6            42,853       28,622      28,622    278,684     21,830      21,830    271,985
     7            51,296       33,135      33,135    283,204     24,938      24,938    275,107
     8            60,161       37,680      37,680    287,756     27,974      27,974    278,159
     9            69,469       42,126      42,126    292,210     30,798      30,798    281,001
    10            79,242       46,461      46,461    296,554     33,387      33,387    283,609
    11            89,504       50,658      50,658    300,763     35,726      35,726    285,969
    12           100,279       54,699      54,699    304,817     37,799      37,799    288,064
    13           111,593       58,557      58,557    308,690     39,597      39,597    289,885
    14           123,473       62,226      62,226    312,374     41,104      41,104    291,416
    15           135,947       65,700      65,700    315,865     42,302      42,302    292,639
    16           149,044       68,884      68,884    319,073     43,161      43,161    293,527
    17           162,796       71,859      71,859    322,066     43,645      43,645    294,042
    18           177,236       74,610      74,610    324,835     43,709      43,709    294,141
    19           192,398       77,123      77,123    327,368     43,301      43,301    293,772
    20           208,318       79,381      79,381    329,647     42,369      42,369    292,884

    25           300,684       86,018      86,018    336,421     28,411      28,411    279,194
    30           418,569       82,144      82,144    332,748          0           0          0
-----------------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

STATEMENT OF ADDITIONAL INFORMATION                                            9
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.47% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS     ------------------------------------------------------------------
              ACCUMULATED                  CASH                              CASH
  END OF     AT 5% INTEREST     CASH     SURRENDER    DEATH       CASH     SURRENDER    DEATH
POLICY YEAR     PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------
     1             6,300        5,394       5,394    255,389      4,246       4,246    254,323
     2            12,915       10,961      10,961    260,942      8,616       8,616    258,683
     3            19,861       16,703      16,703    266,669     13,109      13,109    263,165
     4            27,154       22,657      22,657    272,605     17,726      17,726    267,772
     5            34,812       28,846      28,846    278,774     22,461      22,461    272,496
     6            42,853       35,434      35,434    285,328     27,311      27,311    277,337
     7            51,296       42,315      42,315    292,184     32,261      32,261    282,277
     8            60,161       49,625      49,625    299,467     37,421      37,421    287,430
     9            69,469       57,249      57,249    307,065     42,655      42,655    292,658
    10            79,242       65,190      65,190    314,978     47,941      47,941    297,939
    11            89,504       73,435      73,435    323,198     53,264      53,264    303,259
    12           100,279       81,981      81,981    331,718     58,606      58,606    308,600
    13           111,593       90,813      90,813    340,526     63,958      63,958    313,951
    14           123,473       99,939      99,939    349,627     69,302      69,302    319,296
    15           135,947      109,367     109,367    359,029     74,616      74,616    324,613
    16           149,044      119,011     119,011    368,655     79,865      79,865    329,867
    17           162,796      128,965     128,965    378,582     85,006      85,006    335,017
    18           177,236      139,227     139,227    388,818     89,984      89,984    340,009
    19           192,398      149,798     149,798    399,362     94,732      94,732    344,776
    20           208,318      160,672     160,672    410,211     99,182      99,182    349,251

    25           300,684      219,212     219,212    468,637    114,651     114,651    364,933
    30           418,569      282,750     282,750    532,113    108,880     108,880    359,664
-----------------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

10                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.47% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS     ------------------------------------------------------------------
              ACCUMULATED                  CASH                              CASH
  END OF     AT 5% INTEREST     CASH     SURRENDER    DEATH       CASH     SURRENDER    DEATH
POLICY YEAR     PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------
     1             6,300        5,708       5,708     255,676     4,521       4,521    254,576
     2            12,915       11,944      11,944     261,866     9,448       9,448    259,468
     3            19,861       18,759      18,759     268,630    14,819      14,819    264,800
     4            27,154       26,246      26,246     276,059    20,677      20,677    270,615
     5            34,812       34,494      34,494     284,240    27,063      27,063    276,955
     6            42,853       43,743      43,743     293,401    34,028      34,028    283,870
     7            51,296       53,973      53,973     303,546    41,614      41,614    291,401
     8            60,161       65,424      65,424     314,900    50,003      50,003    299,730
     9            69,469       78,086      78,086     327,456    59,128      59,128    308,791
    10            79,242       92,079      92,079     341,333    69,045      69,045    318,639
    11            89,504      107,524     107,524     356,652    79,825      79,825    329,344
    12           100,279      124,562     124,562     373,550    91,544      91,544    340,980
    13           111,593      143,339     143,339     392,175   104,295     104,295    353,641
    14           123,473      164,042     164,042     412,710   118,174     118,174    367,422
    15           135,947      186,880     186,880     435,360   133,287     133,287    382,426
    16           149,044      211,984     211,984     460,267   149,734     149,734    398,757
    17           162,796      239,693     239,693     487,748   167,626     167,626    416,522
    18           177,236      270,280     270,280     518,083   187,070     187,070    435,831
    19           192,398      304,049     304,049     551,574   208,182     208,182    456,797
    20           208,318      341,334     341,334     588,552   231,091     231,091    479,549

    25           300,684      593,650     593,650     878,840   378,522     378,522    625,963
    30           418,569      998,930     998,930   1,345,841   599,430     599,430    845,406
-----------------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

STATEMENT OF ADDITIONAL INFORMATION                                           11
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.53% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS     ------------------------------------------------------------------
              ACCUMULATED                  CASH                              CASH
  END OF     AT 5% INTEREST     CASH     SURRENDER    DEATH       CASH     SURRENDER    DEATH
POLICY YEAR     PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------
     1            14,807       12,312      12,312    262,338     11,023      11,023    261,125
     2            30,355       24,421      24,421    274,464     21,863      21,863    271,981
     3            46,680       36,322      36,322    286,383     32,516      32,516    282,649
     4            63,821       48,044      48,044    298,119     42,977      42,977    293,126
     5            81,819       59,600      59,600    309,689     53,235      53,235    303,401
     6           100,717       71,138      71,138    321,229     63,285      63,285    313,468
     7           120,560       82,536      82,536    332,638     73,106      73,106    323,308
     8           126,588       81,202      81,202    331,308     70,408      70,408    320,622
     9           132,917       79,818      79,818    329,928     67,545      67,545    317,773
    10           139,563       78,369      78,369    328,485     64,493      64,493    314,737
    11           146,541       76,831      76,831    326,954     61,239      61,239    311,499
    12           153,868       75,184      75,184    325,315     57,762      57,762    308,041
    13           161,561       73,399      73,399    323,542     54,056      54,056    304,354
    14           169,639       71,471      71,471    321,626     50,104      50,104    300,422
    15           178,121       69,396      69,396    319,563     45,888      45,888    296,228
    16           187,027       67,075      67,075    317,262     41,377      41,377    291,741
    17           196,378       64,589      64,589    314,791     36,534      36,534    286,926
    18           206,197       61,924      61,924    312,140     31,315      31,315    281,738
    19           216,507       59,066      59,066    309,298     25,666      25,666    276,125
    20           227,332       55,996      55,996    306,246     19,536      19,536    270,035

    25           290,140       36,635      36,635    287,004          0           0          0
    30           370,300        7,795       7,795    258,348          0           0          0
-----------------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

12                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.47% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS     ------------------------------------------------------------------
              ACCUMULATED                  CASH                              CASH
  END OF     AT 5% INTEREST     CASH     SURRENDER    DEATH       CASH     SURRENDER    DEATH
POLICY YEAR     PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------
     1            14,807       13,062      13,062    263,026     11,723      11,723    261,768
     2            30,355       26,694      26,694    276,609     23,956      23,956    273,958
     3            46,680       40,917      40,917    290,781     36,718      36,718    286,675
     4            63,821       55,790      55,790    305,599     50,032      50,032    299,942
     5            81,819       71,359      71,359    321,109     63,913      63,913    313,774
     6           100,717       87,812      87,812    337,486     78,382      78,382    328,193
     7           120,560      105,066     105,066    354,672     93,447      93,447    343,207
     8           126,588      109,812     109,812    359,403     96,106      96,106    345,869
     9           132,917      114,741     114,741    364,316     98,709      98,709    348,477
    10           139,563      119,846     119,846    369,406    101,228     101,228    351,003
    11           146,541      125,110     125,110    374,656    103,642     103,642    353,426
    12           153,868      130,520     130,520    380,054    105,925     105,925    355,720
    13           161,561      136,054     136,054    385,578    108,060     108,060    357,868
    14           169,639      141,712     141,712    391,225    110,020     110,020    359,843
    15           178,121      147,494     147,494    396,996    111,776     111,776    361,616
    16           187,027      153,303     153,303    402,802    113,283     113,283    363,144
    17           196,378      159,223     159,223    408,713    114,488     114,488    364,375
    18           206,197      165,243     165,243    414,725    115,327     115,327    365,245
    19           216,507      171,353     171,353    420,827    115,721     115,721    365,678
    20           227,332      177,537     177,537    427,004    115,594     115,594    365,595

    25           290,140      208,722     208,722    458,191    104,367     104,367    354,693
    30           370,300      237,063     237,063    486,617     64,229      64,229    315,201
-----------------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

STATEMENT OF ADDITIONAL INFORMATION                                           13
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.47% NET)

                                 CURRENT CHARGES*           GUARANTEED CHARGES**
               PREMIUMS    ---------------------------------------------------------
             ACCUMULATED               CASH                        CASH
  END OF    AT 5% INTEREST   CASH    SURRENDER   DEATH    CASH   SURRENDER   DEATH
POLICY YEAR    PER YEAR      VALUE     VALUE    BENEFIT   VALUE    VALUE    BENEFIT
------------------------------------------------------------------------------------
     1           14,807       13,813   13,813    263,710  12,423   12,423    262,409
     2           30,355       29,057   29,057    278,829  26,134   26,134    276,007
     3           46,680       45,884   45,884    295,517  41,267   41,267    291,015
     4           63,821       64,500   64,500    313,977  57,975   57,975    307,586
     5           81,819       85,117   85,117    334,419  76,422   76,422    325,881
     6          100,717      108,114  108,114    357,208  96,794   96,794    346,084
     7          120,560      133,625  133,625    382,499 119,279  119,279    368,385
     8          126,588      147,820  147,820    396,574 130,343  130,343    379,366
     9          132,917      163,533  163,533    412,154 142,441  142,441    391,374
    10          139,563      180,917  180,917    429,392 155,663  155,663    404,497
    11          146,541      200,131  200,131    448,446 170,116  170,116    418,842
    12          153,868      221,357  221,357    469,496 185,918  185,918    434,527
    13          161,561      244,790  244,790    492,737 203,208  203,208    451,686
    14          169,639      270,669  270,669    518,402 222,133  222,133    470,468
    15          178,121      299,224  299,224    558,015 242,854  242,854    491,032
    16          187,027      330,593  330,593    601,036 265,536  265,536    513,543
    17          196,378      365,156  365,156    647,475 290,358  290,358    538,178
    18          206,197      403,226  403,226    697,663 317,507  317,507    565,123
    19          216,507      445,153  445,153    751,964 347,183  347,183    594,579
    20          227,332      491,314  491,314    810,756 379,613  379,613    626,883

    25          290,140      801,408  801,408  1,186,405 589,352  589,352    873,193
    30          370,300    1,298,437 1,298,437 1,749,362 902,502  902,502  1,217,122
------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

14                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.53% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS     ------------------------------------------------------------------
              ACCUMULATED                  CASH                              CASH
  END OF     AT 5% INTEREST     CASH     SURRENDER    DEATH       CASH     SURRENDER    DEATH
POLICY YEAR     PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------
     1             6,300        5,084       5,084    250,000      3,992      3,992     250,000
     2            12,915       10,033      10,033    250,000      7,880      7,880     250,000
     3            19,861       14,845      14,845    250,000     11,661     11,661     250,000
     4            27,154       19,551      19,551    250,000     15,332     15,332     250,000
     5            34,812       24,165      24,165    250,000     18,887     18,887     250,000
     6            42,853       28,819      28,819    250,000     22,320     22,320     250,000
     7            51,296       33,405      33,405    250,000     25,616     25,616     250,000
     8            60,161       38,040      38,040    250,000     28,884     28,884     250,000
     9            69,469       42,597      42,597    250,000     31,987     31,987     250,000
    10            79,242       47,068      47,068    250,000     34,910     34,910     250,000
    11            89,504       51,434      51,434    250,000     37,643     37,643     250,000
    12           100,279       55,686      55,686    250,000     40,175     40,175     250,000
    13           111,593       59,804      59,804    250,000     42,501     42,501     250,000
    14           123,473       63,790      63,790    250,000     44,610     44,610     250,000
    15           135,947       67,644      67,644    250,000     46,490     46,490     250,000
    16           149,044       71,302      71,302    250,000     48,117     48,117     250,000
    17           162,796       74,826      74,826    250,000     49,462     49,462     250,000
    18           177,236       78,212      78,212    250,000     50,488     50,488     250,000
    19           192,398       81,453      81,453    250,000     51,150     51,150     250,000
    20           208,318       84,543      84,543    250,000     51,404     51,404     250,000

    25           300,684       97,338      97,338    250,000     44,909     44,909     250,000
    30           418,569      104,314     104,314    250,000     16,782     16,782     250,000
-----------------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

STATEMENT OF ADDITIONAL INFORMATION                                           15
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.47% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS     ------------------------------------------------------------------
              ACCUMULATED                  CASH                              CASH
  END OF     AT 5% INTEREST     CASH     SURRENDER    DEATH       CASH     SURRENDER    DEATH
POLICY YEAR     PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------
     1             6,300        5,399       5,399    250,000      4,268       4,268    250,000
     2            12,915       10,980      10,980    250,000      8,685       8,685    250,000
     3            19,861       16,752      16,752    250,000     13,255      13,255    250,000
     4            27,154       22,756      22,756    250,000     17,987      17,987    250,000
     5            34,812       29,019      29,019    250,000     22,882      22,882    250,000
     6            42,853       35,688      35,688    250,000     27,946      27,946    250,000
     7            51,296       42,677      42,677    250,000     33,176      33,176    250,000
     8            60,161       50,127      50,127    250,000     38,699      38,699    250,000
     9            69,469       57,932      57,932    250,000     44,394      44,394    250,000
    10            79,242       66,104      66,104    250,000     50,259      50,259    250,000
    11            89,504       74,649      74,649    250,000     56,303      56,303    250,000
    12           100,279       83,581      83,581    250,000     62,533      62,533    250,000
    13           111,593       92,912      92,912    250,000     68,966      68,966    250,000
    14           123,473      102,672     102,672    250,000     75,615      75,615    250,000
    15           135,947      112,893     112,893    250,000     82,497      82,497    250,000
    16           149,044      123,564     123,564    250,000     89,621      89,621    250,000
    17           162,796      134,774     134,774    250,000     96,999      96,999    250,000
    18           177,236      146,543     146,543    254,722    104,643     104,643    250,000
    19           192,398      158,800     158,800    269,488    112,565     112,565    250,000
    20           208,318      171,558     171,558    284,410    120,788     120,788    250,000

    25           300,684      243,379     243,379    361,964    168,055     168,055    250,144
    30           418,569      330,051     330,051    446,727    224,121     224,121    303,649
-----------------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

16                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS

  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.47% NET)

                                 CURRENT CHARGES*           GUARANTEED CHARGES**
               PREMIUMS    ---------------------------------------------------------
             ACCUMULATED               CASH                        CASH
  END OF    AT 5% INTEREST   CASH    SURRENDER   DEATH    CASH   SURRENDER   DEATH
POLICY YEAR    PER YEAR      VALUE     VALUE    BENEFIT   VALUE    VALUE    BENEFIT
------------------------------------------------------------------------------------
     1            6,300        5,713    5,713    250,000   4,545   4,545    250,000
     2           12,915       11,965   11,965    250,000   9,524   9,524    250,000
     3           19,861       18,815   18,815    250,000  14,986  14,986    250,000
     4           27,154       26,363   26,363    250,000  20,987  20,987    250,000
     5           34,812       34,705   34,705    250,000  27,583  27,583    250,000
     6           42,853       44,067   44,067    250,000  34,846  34,846    250,000
     7           51,296       54,455   54,455    250,000  42,841  42,841    250,000
     8           60,161       66,119   66,119    250,000  51,786  51,786    250,000
     9           69,469       79,069   79,069    250,000  61,654  61,654    250,000
    10           79,242       93,449   93,449    250,000  72,556  72,556    250,000
    11           89,504      109,417  109,417    250,000  84,624  84,624    250,000
    12          100,279      127,151  127,151    256,553  98,014  98,014    250,000
    13          111,593      146,739  146,739    288,288 112,912 112,912    250,000
    14          123,473      168,351  168,351    322,179 129,529 129,529    250,000
    15          135,947      192,191  192,191    358,412 147,842 147,842    275,889
    16          149,044      218,417  218,417    397,093 167,857 167,857    305,369
    17          162,796      247,328  247,328    438,550 189,715 189,715    336,614
    18          177,236      279,190  279,190    483,056 213,562 213,562    369,756
    19          192,398      314,296  314,296    530,916 239,550 239,550    404,937
    20          208,318      352,961  352,961    582,450 267,843 267,843    442,308

    25          300,684      612,989  612,989    907,469 450,929 450,929    668,103
    30          418,569    1,030,272 1,030,272 1,388,067 725,346 725,346    978,207
------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

STATEMENT OF ADDITIONAL INFORMATION                                           17
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.53% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS     ------------------------------------------------------------------
              ACCUMULATED                  CASH                              CASH
  END OF     AT 5% INTEREST     CASH     SURRENDER    DEATH       CASH     SURRENDER    DEATH
POLICY YEAR     PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------
     1            14,807       12,323     12,323     250,000     11,076     11,076     250,000
     2            30,355       24,463     24,463     250,000     22,027     22,027     250,000
     3            46,680       36,427     36,427     250,000     32,856     32,856     250,000
     4            63,821       48,247     48,247     250,000     43,567     43,567     250,000
     5            81,819       59,942     59,942     250,000     54,161     54,161     250,000
     6           100,717       71,622     71,622     250,000     64,641     64,641     250,000
     7           120,560       83,200     83,200     250,000     75,003     75,003     250,000
     8           126,588       82,059     82,059     250,000     72,876     72,876     250,000
     9           132,917       80,883     80,883     250,000     70,615     70,615     250,000
    10           139,563       79,662     79,662     250,000     68,199     68,199     250,000
    11           146,541       78,378     78,378     250,000     65,612     65,612     250,000
    12           153,868       77,017     77,017     250,000     62,833     62,833     250,000
    13           161,561       75,556     75,556     250,000     59,849     59,849     250,000
    14           169,639       73,990     73,990     250,000     56,639     56,639     250,000
    15           178,121       72,313     72,313     250,000     53,179     53,179     250,000
    16           187,027       70,452     70,452     250,000     49,431     49,431     250,000
    17           196,378       68,461     68,461     250,000     45,352     45,352     250,000
    18           206,197       66,324     66,324     250,000     40,887     40,887     250,000
    19           216,507       64,027     64,027     250,000     35,967     35,967     250,000
    20           227,332       61,552     61,552     250,000     30,521     30,521     250,000

    25           290,140       45,559     45,559     250,000          0          0           0
    30           370,300       19,886     19,886     250,000          0          0           0
-----------------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.47% NET)

                                     CURRENT CHARGES*                GUARANTEED CHARGES**
                PREMIUMS     ------------------------------------------------------------------
              ACCUMULATED                  CASH                              CASH
  END OF     AT 5% INTEREST     CASH     SURRENDER    DEATH       CASH     SURRENDER    DEATH
POLICY YEAR     PER YEAR       VALUE       VALUE     BENEFIT     VALUE       VALUE     BENEFIT
-----------------------------------------------------------------------------------------------
     1            14,807       13,074      13,074    250,000     11,779      11,779    250,000
     2            30,355       26,740      26,740    250,000     24,136      24,136    250,000
     3            46,680       41,036      41,036    250,000     37,108      37,108    250,000
     4            63,821       56,031      56,031    250,000     50,737      50,737    250,000
     5            81,819       71,780      71,780    250,000     65,061      65,061    250,000
     6           100,717       88,434      88,434    250,000     80,131      80,131    250,000
     7           120,560      105,954     105,954    250,000     95,992      95,992    250,000
     8           126,588      111,014     111,014    251,459     99,580      99,580    250,000
     9           132,917      116,303     116,303    256,050    103,269     103,269    250,000
    10           139,563      121,824     121,824    260,801    107,055     107,055    250,000
    11           146,541      127,575     127,575    265,693    110,941     110,941    250,000
    12           153,868      133,556     133,556    270,721    114,930     114,930    250,000
    13           161,561      139,765     139,765    275,856    119,031     119,031    250,000
    14           169,639      146,212     146,212    281,104    123,250     123,250    250,000
    15           178,121      152,908     152,908    286,471    127,595     127,595    250,000
    16           187,027      159,814     159,814    291,892    132,068     132,068    250,000
    17           196,378      166,988     166,988    297,462    136,671     136,671    250,000
    18           206,197      174,438     174,438    303,208    141,406     141,406    250,000
    19           216,507      182,175     182,175    309,156    146,273     146,273    250,000
    20           227,332      190,206     190,206    315,324    151,277     151,277    250,969

    25           290,140      235,052     235,052    349,580    177,675     177,675    264,462
    30           370,300      288,545     288,545    390,548    205,850     205,850    278,893
-----------------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

STATEMENT OF ADDITIONAL INFORMATION                                           19
--------------------------------------------------------------------------------
                 GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS

  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.47% NET)

                                 CURRENT CHARGES*           GUARANTEED CHARGES**
               PREMIUMS    ---------------------------------------------------------
             ACCUMULATED               CASH                        CASH
  END OF    AT 5% INTEREST   CASH    SURRENDER   DEATH    CASH   SURRENDER   DEATH
POLICY YEAR    PER YEAR      VALUE     VALUE    BENEFIT   VALUE    VALUE    BENEFIT
------------------------------------------------------------------------------------
     1           14,807       13,825   13,825    250,000  12,483  12,483     250,000
     2           30,355       29,108   29,108    250,000  26,332  26,332     250,000
     3           46,680       46,020   46,020    250,000  41,712  41,712     250,000
     4           63,821       64,784   64,784    250,000  58,811  58,811     250,000
     5           81,819       85,633   85,633    250,000  77,838  77,838     250,000
     6          100,717      108,901  108,901    260,227  99,035  99,035     250,000
     7          120,560      134,676  134,676    312,547 122,471 122,471     284,383
     8          126,588      149,156  149,156    336,303 134,594 134,594     303,647
     9          132,917      165,177  165,177    361,975 147,869 147,869     324,243
    10          139,563      182,890  182,890    389,728 162,391 162,391     346,264
    11          146,541      202,452  202,452    419,697 178,271 178,271     369,807
    12          153,868      224,041  224,041    452,047 195,628 195,628     394,976
    13          161,561      247,841  247,841    486,916 214,598 214,598     421,883
    14          169,639      274,074  274,074    524,505 235,326 235,326     450,647
    15          178,121      302,990  302,990    565,037 257,969 257,969     481,397
    16          187,027      334,754  334,754    608,600 282,685 282,685     514,269
    17          196,378      369,752  369,752    655,625 309,645 309,645     549,408
    18          206,197      408,303  408,303    706,447 339,021 339,021     586,972
    19          216,507      450,758  450,758    761,432 370,992 370,992     627,126
    20          227,332      497,501  497,501    820,966 405,754 405,754     670,051

    25          290,140      811,505  811,505  1,201,353 629,988 629,988     933,401
    30          370,300    1,314,802 1,314,802 1,771,410 964,782 964,782   1,301,113
------------------------------------------------------------------------------------

 *These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates and front-end Sales loads.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates, and front-end sales loads.

The Death Benefit may, and the Cash Value and Cash Surrender Value will differ if premiums are paid in different amounts or frequencies.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ----------------------------------------------------

To the Board of Directors of
Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory balance sheets of Hartford Life and Annuity Insurance Company (a Connecticut Corporation and wholly owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1999 and 1998, and the related statutory statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1999. These statutory financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 2 of notes to statutory financial statements. When financial statements are presented for purposes other than for filing with a regulatory agency, auditing standards generally accepted in the United States require that an auditors' report on them state whether they are presented in conformity with accounting principles generally accepted in the United States. The accounting practices used by the Company vary from accounting principles generally accepted in the United States as explained and quantified in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the statutory financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of the Company as of December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1999.

In our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with statutory accounting practices as described in Note 2.

Hartford, Connecticut
January 31, 2000                                             ARTHUR ANDERSEN LLP

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 BALANCE SHEETS
                               (STATUTORY BASIS)
                                     ($000)
            --------------------------------------------------------

                                                                        AS OF DECEMBER 31,
------------------------------------------------------------------------------------------------
                                                                      1999              1998
------------------------------------------------------------------------------------------------
ASSETS
  Bonds                                                            $ 1,465,815       $ 1,453,792
  Common stocks                                                         42,430            40,650
  Mortgage loans                                                        63,784            59,548
  Policy loans                                                          59,429            47,212
  Cash and short-term investments                                      267,579           469,955
------------------------------------------------------------------------------------------------
  Other invested assets                                                  2,892             2,188
------------------------------------------------------------------------------------------------
  Total cash and invested assets                                     1,901,929         2,073,345
  Investment income due and accrued                                     21,069            20,126
  Other assets                                                          39,576            45,691
  Separate account assets                                           44,865,042        32,876,278
------------------------------------------------------------------------------------------------
                                                TOTAL ASSETS       $46,827,616       $35,015,440
------------------------------------------------------------------------------------------------
LIABILITIES
  Aggregate reserves for future benefits                           $   591,621       $   579,140
  Policy and contract claim liabilities                                  7,677             5,667
  Liability for premium and other deposit funds                      1,969,262         2,011,672
  Asset valuation reserve                                                4,935            21,782
  Payable to affiliates                                                 14,084            19,271
  Accrued expense allowances and other amounts due from
   separate accounts                                                (1,377,927)       (1,173,513)
  Remittances and items not allocated                                  111,582            87,449
  Other liabilities                                                    118,464           111,182
  Separate account liabilities                                      44,865,042        32,876,278
------------------------------------------------------------------------------------------------
                                           TOTAL LIABILITIES        46,304,740        34,538,928
------------------------------------------------------------------------------------------------
CAPITAL AND SURPLUS
  Common stock                                                           2,500             2,500
  Gross paid-in and contributed surplus                                226,043           226,043
  Unassigned funds                                                     294,333           247,969
------------------------------------------------------------------------------------------------
                                   TOTAL CAPITAL AND SURPLUS           522,876           476,512
------------------------------------------------------------------------------------------------
                      TOTAL LIABILITIES, CAPITAL AND SURPLUS       $46,827,616       $35,015,440
------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of these statutory basis financial statements.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               (STATUTORY BASIS)
                                     ($000)
            --------------------------------------------------------

                                                                     FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------
                                                                      1999         1998         1997
-------------------------------------------------------------------------------------------------------
REVENUES
  Premiums and annuity considerations                              $  621,789   $  469,343   $  296,645
  Annuity and other fund deposits                                   2,991,363    2,051,251    1,981,246
  Net investment income                                               122,322      129,982      102,285
  Commissions and expense allowances on reinsurance ceded             379,905      444,241      396,921
  Reserve adjustment on reinsurance ceded                           1,411,342    3,185,590    3,672,076
  Fee income                                                          647,565      448,260      290,675
  Other revenues                                                          842        9,930       (2,043)
-------------------------------------------------------------------------------------------------------
                                              TOTAL REVENUES        6,175,128    6,738,597    6,737,805
-------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES
  Death and annuity benefits                                           47,372       43,152       65,961
  Disability and other benefits                                         6,270        6,352        7,532
  Surrenders and other fund withdrawals                             1,250,813      739,663      454,417
  Commissions                                                         467,338      435,994      470,334
  Increase (Decrease) in aggregate reserves for future
   benefits                                                            12,481      (10,711)      33,213
  (Decrease) Increase in liability for premium and other
   deposit funds                                                      (47,852)     218,642      640,840
  General insurance expenses                                          192,196      190,979       77,237
  Net transfers to separate accounts                                4,160,501    4,956,007    4,914,980
  Other expenses                                                       35,385       22,091       15,671
-------------------------------------------------------------------------------------------------------
                                 TOTAL BENEFITS AND EXPENSES        6,124,504    6,602,169    6,680,185
-------------------------------------------------------------------------------------------------------
NET GAIN FROM OPERATIONS
  Before federal income tax (benefit) expense                          50,624      136,428       57,620
  Federal income tax (benefit) expense                                (10,231)      35,887      (14,878)
-------------------------------------------------------------------------------------------------------
NET GAIN FROM OPERATIONS                                               60,855      100,541       72,498
  Net realized capital (losses) gains, after tax                      (36,428)       2,085        1,544
-------------------------------------------------------------------------------------------------------
                                                  NET INCOME       $   24,427   $  102,626   $   74,042
-------------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of these statutory basis financial statements.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                               (STATUTORY BASIS)
                                     ($000)
            --------------------------------------------------------

                                                                        FOR THE YEARS ENDED
                                                                            DECEMBER 31,
-------------------------------------------------------------------------------------------------
                                                                     1999       1998       1997
-------------------------------------------------------------------------------------------------
COMMON STOCK
  Beginning and end of year                                        $  2,500   $  2,500   $  2,500
-------------------------------------------------------------------------------------------------
GROSS PAID-IN AND CONTRIBUTED SURPLUS
  Beginning and end of year                                         226,043    226,043    226,043
-------------------------------------------------------------------------------------------------
UNASSIGNED FUNDS
  Balance, beginning of year                                        247,969    143,257     74,570
  Net income                                                         24,427    102,626     74,042
  Change in net unrealized capital gains on common stocks
   and other invested assets                                          2,258      1,688      2,186
  Change in asset valuation reserve                                  16,847     (8,112)    (6,228)
  Change in non-admitted assets                                       6,557     (1,277)    (1,313)
  Credit on reinsurance ceded                                        (3,725)     9,787         --
-------------------------------------------------------------------------------------------------
  Balance, end of year                                              294,333    247,969    143,257
-------------------------------------------------------------------------------------------------
CAPITAL AND SURPLUS,
  End of year                                                      $522,876   $476,512   $371,800
-------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of these statutory basis financial statements.

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                               (STATUTORY BASIS)
                                     ($000)
            --------------------------------------------------------

                                                                     FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------
                                                                      1999         1998         1997
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Premiums and annuity considerations                              $3,613,217   $2,520,655   $2,277,874
  Net investment income                                               122,998      127,425      101,991
  Fee income                                                          647,565      448,260      290,675
  Other income                                                      1,799,323    3,644,704    4,091,043
-------------------------------------------------------------------------------------------------------
    Total income                                                    6,183,103    6,741,044    6,761,583
-------------------------------------------------------------------------------------------------------
  Benefits paid                                                     1,303,801      790,051      529,733
  Federal income tax (recoveries) payments                             (8,815)      25,780      (14,499)
  Net transfers to separate accounts                                4,364,914    5,222,144    5,199,354
  Other expenses                                                      669,525      626,240      547,692
-------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                     6,329,425    6,664,215    6,262,280
-------------------------------------------------------------------------------------------------------
        NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES         (146,322)      76,829      499,303
-------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  PROCEEDS FROM INVESTMENTS SOLD
  Bonds                                                               753,358      633,926      614,413
  Common stocks                                                           939       34,010       11,481
  Mortgage loans                                                       53,704       85,275           --
  Other                                                                 1,490       19,990          152
-------------------------------------------------------------------------------------------------------
                                     NET INVESTMENT PROCEEDS          809,491      773,201      626,046
-------------------------------------------------------------------------------------------------------
  COST OF INVESTMENTS ACQUIRED
  Bonds                                                               804,947      586,913      848,267
  Common stocks                                                           464        7,012       28,302
  Mortgage loans                                                       57,665       59,702       85,103
  Other                                                                14,211       11,847       26,227
-------------------------------------------------------------------------------------------------------
                                  TOTAL INVESTMENTS ACQUIRED          877,287      665,474      987,899
-------------------------------------------------------------------------------------------------------
        NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES       $  (67,796)  $  107,727   $ (361,853)
-------------------------------------------------------------------------------------------------------
FINANCING AND MISCELLANEOUS ACTIVITIES
  Net other cash provided (used)                                       11,742      (24,033)      (4,848)
-------------------------------------------------------------------------------------------------------
                   NET CASH PROVIDED BY (USED FOR) FINANCING
                                AND MISCELLANEOUS ACTIVITIES           11,742      (24,033)      (4,848)
-------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and short-term investments           (202,376)     160,523      132,602
Cash and short-term investments, beginning of year                    469,955      309,432      176,830
-------------------------------------------------------------------------------------------------------
                CASH AND SHORT-TERM INVESTMENTS, END OF YEAR       $  267,579   $  469,955   $  309,432
-------------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of these statutory basis financial statements.

NOTES TO FINANCIAL STATEMENTS
(STATUTORY BASIS)
DECEMBER 31, 1999
(AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

--------------------------------------------------------------------------------

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Hartford Life and Annuity Insurance Company (the "Company") is a wholly owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("HLI"). HLI is indirectly majority owned by The Hartford Financial Services Group, Inc. ("The Hartford"). On February 10, 1997, HLI filed a registration statement, as amended, with the Securities and Exchange Commission relating to the initial public offering of HLI Class A Common Stock (the "Offering"). Pursuant to the Offering on May 22, 1997, HLI sold to the public 26 million shares, representing approximately 18.6% of the equity ownership of HLI.

In 1998, the Company changed its name to Hartford Life and Annuity Insurance Company from ITT Hartford Life and Annuity Insurance Company.

The Company offers a complete line of fixed and variable annuities, as well as variable, universal and traditional individual life insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying statutory basis financial statements of the Company were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the State of Connecticut Department of Insurance. Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

Current prescribed statutory accounting practices include accounting publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass accounting practices approved by state insurance departments. The Company does not follow any permitted statutory accounting practices that have a material effect on statutory surplus, statutory net income or risk-based capital.

The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. The most significant estimates include those used in determining the liability for aggregate reserves for future benefits and the liability for premium and other deposit funds. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

STATUTORY ACCOUNTING PRACTICES VERSUS GAAP

Statutory accounting practices and generally accepted accounting principles ("GAAP") differ in certain significant respects. These differences principally involve:

(1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life and gross profit stream of the policy for GAAP purposes;

(2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, for universal life policies and investment products, generally only consist of charges assessed to policy account balances for cost of insurance, policy administration and surrenders. When policy charges received relate to coverage or services to be provided in the future, the charges are recognized as revenue on a pro-rata basis over the expected life and gross profit stream of the policy. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders;

(3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used under GAAP;

(4) providing for income taxes based on current taxable income only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes or required under GAAP;

(5) excluding certain assets designated as non-admitted assets (e.g., negative Interest Maintenance Reserve, and past due agents' balances) from the balance sheet for statutory purposes by directly charging surplus;

(6) the calculation of post retirement benefits obligation which, for statutory accounting, excludes non-vested employees whereas GAAP liabilities include a provision for such employees; statutory and GAAP accounting permit either immediate recognition of the liability or straight-line amortization of the liability over a period not to exceed 20 years. For GAAP, The Hartford's obligation was immediately recognized, whereas for statutory accounting, the obligation is being recognized ratably over a 20 year period;

(7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve) for statutory purposes; as well as the deferral and amortization of realized gains and losses, caused by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest Maintenance Reserve) for statutory purposes; whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

(8) the reporting of reserves and benefits net of reinsurance ceded for statutory purposes; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

(9) the reporting of fixed maturities at amortized cost for statutory purposes, whereas GAAP requires that fixed maturities be classified as "held-to-maturity," "available-for-sale" or "trading," based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's bonds were classified on a GAAP basis as available-for-sale and accordingly, those investments and common stocks were reflected at fair value with the corresponding impact included as a separate component of Stockholder's Equity; as well as the change in the basis of the Company's other invested assets, which consist primarily of limited partnership investments, which is recognized as income under GAAP and as a change in surplus under statutory accounting; and

(10) statutory accounting calculates separate account liabilities using prescribed actuarial methodologies, which approximate the market value of separate account assets less applicable surrender charges. The separate account surplus generated by these reserving methods is recorded as an amount due to or from the separate account on the statutory basis balance sheet, with changes reflected in the statutory basis results of operations. On a GAAP basis, separate account assets and liabilities are held at fair value.

As of and for the years ended December 31, the significant differences between Statutory and GAAP basis net income and capital and surplus for the Company are as follows:

                                         1999          1998          1997
                                     ----------------------------------------
GAAP Net Income                      $    75,654   $    74,525   $    58,050
Deferral and amortization of policy
 acquisition costs, net                 (272,171)     (331,882)     (345,657)
Change in unearned revenue reserve       (64,915)       23,118         4,058
Deferred taxes                            57,833         2,476        47,092
Separate account expense allowance       214,388       259,287       282,818
Asset impairments and write-downs        (17,250)       17,250            --
Benefit reserve adjustment                11,491         5,360        24,666
Gain on commutation of reinsurance
 (Note 4)                                     --        52,026            --
Prepaid reinsurance premium               (3,524)           --            --
Statutory voluntary reserve               (6,286)           --            --
Other, net                                29,207           466         3,015
                                     ----------------------------------------
               STATUTORY NET INCOME  $    24,427   $   102,626   $    74,042
                                     ----------------------------------------
GAAP Stockholder's Equity            $   676,428   $   648,097   $   570,469
Deferred policy acquisition costs     (1,887,824)   (1,615,653)   (1,283,771)
Unearned revenue reserve                  95,965       160,951       134,789
Deferred taxes                           122,105        68,936        64,522
Separate account expense allowance     1,398,030     1,183,642       924,355
Asset impairments and write-downs             --        17,250            --
Unrealized losses (gains) on
 investments                              26,292       (24,955)      (21,451)
Benefit reserve adjustment                81,111        69,233        16,378
Asset valuation reserve                   (4,935)      (21,782)      (13,670)
Adjustment relating to Lyndon
 contribution (Note 4)                        --            --       (23,671)
Prepaid reinsurance premium               (7,728)       (4,204)           --
Statutory voluntary reserve               (6,286)           --            --
Other, net                                29,718        (5,003)        3,850
                                     ----------------------------------------
      STATUTORY CAPITAL AND SURPLUS  $   522,876   $   476,512   $   371,800
                                     ----------------------------------------

AGGREGATE RESERVES FOR FUTURE BENEFITS AND LIABILITY FOR PREMIUM AND OTHER DEPOSIT FUNDS

Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with applicable actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.5% to 6%. Accumulation and on-benefit annuity reserves are based principally on individual annuity tables at various rates ranging from

2.5% to 8.75% and using the Commissioners Annuity Reserve Valuation Method ("CARVM").

The Company has established separate accounts to segregate the assets and liabilities of certain life insurance and annuity contracts that must be segregated from the Company's general assets under the terms of its contracts. The assets consist primarily of marketable securities and are reported at market value. Premiums, benefits and expenses of these contracts are reported in the statutory basis statements of operations.

An analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics as of December 31, 1999 (including general and separate account liabilities) is as follows:

                                                                             % of
                                                                 Amount     Total
                                                              --------------------
Subject to discretionary withdrawal:
                                                              --------------------
With market value adjustment                                  $     4,564      0.0%
At book value less current surrender charge of 5% or more       1,427,302      3.2%
At market value                                                42,431,996     95.4%
                                                              --------------------
Total with adjustment or at market value                       43,863,862     98.6%

At book value without adjustment (minimal or no charge or
 adjustment):                                                     573,583      1.3%

Not subject to discretionary withdrawal:                           34,816      0.1%
                                                              --------------------
Total, gross                                                   44,472,261    100.0%
Reinsurance ceded                                                      --
                                                              ------------
Total, net                                                    $44,472,261
                                                              ------------

INVESTMENTS

Investments in bonds are carried at amortized cost. Bonds that are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office ("SVO") are carried at the appropriate SVO published value. When a reduction in the value of a security is deemed to be unrecoverable, the decline in value is reported as a realized loss and the carrying value is adjusted accordingly. Short-term investments consist of money market funds and are stated at cost, which approximates fair value. Common stocks are carried at fair value with the current year change in the difference from cost reflected in surplus. Mortgage loans, which are carried at cost and approximate fair value, include investments in assets backed by mortgage loan pools. Other invested assets are generally recorded at fair value.

The Asset Valuation Reserve ("AVR") is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The AVR balances were $4,935 and $21,782 as of December 31, 1999 and 1998, respectively. Additionally, the Interest Maintenance Reserve ("IMR") captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the life of the bond or mortgage sold. The IMR balance as of December 31, 1999 is an asset balance of $981 and is reflected as a component of non-admitted assets in Unassigned Funds in accordance with statutory accounting practices. The IMR balance as of December 31, 1998 is a liability balance of $452 and is reflected as an other liability. The net capital (losses) gains transferred to the IMR in 1999, 1998 and 1997 were $(1,255), $852 and $(719), respectively. The amount of income (expense) amortized from the IMR in 1999, 1998 and 1997 included in the Company's Statements of Operations, was $178, $(207), and $(85), respectively. Realized capital gains and losses, net of taxes, not included in the IMR are reported in the statutory basis statements of operations. Realized investment gains and losses are determined on a specific identification basis.

CODIFICATION

The NAIC adopted the Codification of Statutory Accounting Principles in March 1998. The proposed effective date for this statutory accounting guidance is January 1, 2001. It is expected that Connecticut, the Company's domiciliary state, will adopt these accounting standards and, therefore, the Company will make the necessary accounting and reporting changes required for implementation. The Company has not yet determined the impact that these new accounting standards will have on its statutory basis financial statements.

3. INVESTMENTS:

  (a) COMPONENTS OF NET INVESTMENT INCOME

                                                                1999       1998      1997
                                                              -----------------------------
Interest income from bonds and short-term investments         $113,646   $123,370   $100,475
Interest income from policy loans                                3,494      3,133     1,958
Interest and dividends from other investments                    6,371      4,482     1,005
                                                              -----------------------------
Gross investment income                                        123,511    130,985   103,438
Less: investment expenses                                        1,189      1,003     1,153
                                                              -----------------------------
                                       NET INVESTMENT INCOME  $122,322   $129,982   $102,285
                                                              -----------------------------

  (b) COMPONENTS OF NET UNREALIZED CAPITAL (LOSSES) GAINS ON BONDS AND SHORT-TERM INVESTMENTS

                                                                1999       1998      1997
                                                              -----------------------------
Gross unrealized capital gains                                $    561   $ 10,905   $23,357
Gross unrealized capital losses                                 (6,441)      (833)   (1,906)
                                                              -----------------------------
Net unrealized capital (losses) gains                           (5,880)    10,072    21,451
Balance, beginning of year                                      10,072     21,451     7,979
                                                              -----------------------------
CHANGE IN NET UNREALIZED CAPITAL (LOSSES) GAINS ON BONDS AND
                                      SHORT-TERM INVESTMENTS  $(15,952)  $(11,379)  $13,472
                                                              -----------------------------

  (c) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON COMMON STOCKS

                                                               1999     1998      1997
                                                              --------------------------
Gross unrealized capital gains                                $2,508   $ 2,204   $   537
Gross unrealized capital losses                                  (24)   (1,871)   (1,820)
                                                              --------------------------
Net unrealized capital gains (losses)                          2,484       333    (1,283)
Balance, beginning of year                                       333    (1,283)   (3,447)
                                                              --------------------------
     CHANGE IN NET UNREALIZED CAPITAL GAINS ON COMMON STOCKS  $2,151   $ 1,616   $ 2,164
                                                              --------------------------

  (d) COMPONENTS OF NET REALIZED CAPITAL (LOSSES) GAINS

                                                                1999      1998     1997
                                                              --------------------------
Bonds and short-term investments                              $(37,959)  $1,314   $ (120)
Common stocks                                                      104    1,624      421
Other invested assets                                              172       (1)    (307)
                                                              --------------------------
Realized capital (losses) gains                                (37,683)   2,937       (6)
Capital gains benefit                                               --       --     (831)
                                                              --------------------------
Net realized capital (losses) gains                            (37,683)   2,937      825
Less: amounts transferred to the IMR                            (1,255)     852     (719)
                                                              --------------------------
                         NET REALIZED CAPITAL (LOSSES) GAINS  $(36,428)  $2,085   $1,544
                                                              --------------------------

Sales and maturities of investments in bonds and short-term investments for the years ended December 31, 1999, 1998 and 1997 resulted in proceeds of $1,367,027, $1,354,563 and $1,435,820, gross realized capital gains of $1,106, $1,705, and
$964 and gross realized capital losses of $39,065, $391, and $1,084, respectively, before transfers to the IMR. Sale of common stocks for the years ended December 31, 1999, 1998 and 1997 resulted in proceeds of $939, $33,088, and $10,168, gross realized capital gains of $115, $1,688, and $421 and gross realized capital losses of $11, $64, and $0, respectively.

  (e) DERIVATIVE INVESTMENTS

The Company had no significant derivative holdings as of December 31, 1999, 1998 or 1997.

  (f) CONCENTRATION OF CREDIT RISK

Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentrations of credit risk in fixed maturities of a single issuer greater than 10% of capital and surplus as of December 31, 1999.

  (g) BONDS, SHORT-TERM INVESTMENTS AND COMMON STOCKS

                                                                                        1999
                                                                   ----------------------------------------------
                                                                                 Gross       Gross
                                                                   Amortized   Unrealized  Unrealized  Estimated
                                                                      Cost       Gains       Losses    Fair Value
                                                                   ----------------------------------------------
U.S. government and government agencies and authorities:
  -- Guaranteed and sponsored                                      $    4,768     $  1      $   (37)   $    4,732
  -- Guaranteed and sponsored -- asset backed                         170,746       --           --       170,746
  States, municipalities and political subdivisions                    10,401       --          (48)       10,353
  International governments                                             7,351       94          (15)        7,430
  Public utilities                                                     18,413       92          (73)       18,432
  All other corporate -- excluding asset-backed                       592,233      374       (6,194)      586,413
  All other corporate -- asset-backed                                 539,688       --           --       539,688
  Short-term investments                                              228,105       --           --       228,105
  Certificates of deposit                                               5,158       --          (74)        5,084
  Parents, subsidiaries and affiliates                                117,057       --           --       117,057
                                                                   ----------------------------------------------
                           TOTAL BONDS AND SHORT-TERM INVESTMENTS  $1,693,920     $561      $(6,441)   $1,688,040
                                                                   ----------------------------------------------

                                                                               Gross       Gross
                                                                             Unrealized  Unrealized  Estimated
                                                                     Cost      Gains       Losses    Fair Value
                                                                   --------------------------------------------
    Common stock -- unaffiliated                                   $ 4,562     $1,105     $   (24)    $ 5,643
    Common stock -- affiliated                                      35,384      1,403          --      36,787
                                                                   --------------------------------------------
                                              TOTAL COMMON STOCKS  $39,946     $2,508     $   (24)    $42,430
                                                                   --------------------------------------------

                                                                                        1998
                                                                   ----------------------------------------------
                                                                                 Gross       Gross
                                                                   Amortized   Unrealized  Unrealized  Estimated
                                                                      Cost       Gains       Losses    Fair Value
                                                                   ----------------------------------------------
U.S. government and government agencies and authorities:
  -- Guaranteed and sponsored                                      $    4,982   $    35      $  (2)    $    5,015
  -- Guaranteed and sponsored -- asset-backed                          75,615        --         --         75,615
States, municipalities and political subdivisions                      10,402       415         --         10,817
International governments                                               7,466       568         --          8,034
Public utilities                                                       94,475     1,330        (39)        95,766
All other corporate -- excluding asset-backed                         607,679     8,473       (792)       615,360
All other corporate -- asset-backed                                   505,900        --         --        505,900
Short-term investments                                                343,783        --         --        343,783
Certificates of deposit                                               130,216        84         --        130,300
Parents, subsidiaries and affiliates                                  117,057        --         --        117,057
                                                                   ----------------------------------------------
                           TOTAL BONDS AND SHORT-TERM INVESTMENTS  $1,897,575   $10,905      $(833)    $1,907,647
                                                                   ----------------------------------------------

                                                                               Gross       Gross
                                                                             Unrealized  Unrealized  Estimated
                                                                     Cost      Gains       Losses    Fair Value
                                                                   --------------------------------------------
    Common stock -- unaffiliated                                   $ 4,933     $  290     $   (50)    $ 5,173
    Common stock -- affiliated                                      35,384      1,914      (1,821)     35,477
                                                                   --------------------------------------------
                                              TOTAL COMMON STOCKS  $40,317     $2,204     $(1,871)    $40,650
                                                                   --------------------------------------------

The amortized cost and estimated fair value of bonds and short-term investments as of December 31, 1999 by estimated maturity year are shown below. Asset-backed securities, including mortgage-backed securities and collaterialized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. Expected maturities differ from contractual maturities due to call or prepayment provisions.

                                      Amortized     Estimated
             Maturity                    Cost       Fair Value
                                     --------------------------
One year or less                      $  545,290    $  543,397
Over one year through five years         692,881       690,476
Over five years through ten years        370,835       369,548
Over ten years                            84,914        84,619
                                     --------------------------
                              TOTAL   $1,693,920    $1,688,040
                                     --------------------------

Bonds with a carrying value of $10,457 were on deposit as of December 31, 1999 with various regulatory authorities as required.

  (h) FAIR VALUE OF FINANCIAL INSTRUMENTS-BALANCE SHEET ITEMS (IN MILLIONS):

                                                           1999 1998
                                     ------------------------------------------------------
                                       Carrying     Estimated      Carrying     Estimated
                                        Amount      Fair Value      Amount      Fair Value
                                     ------------------------------------------------------
ASSETS
  Bonds and short-term investments      $1,694        $1,688        $1,898        $1,908
  Common stocks                             42            42            41            41
  Policy loans                              59            59            47            47
  Mortgage loans                            64            64            60            60
  Other invested assets                      3             3             2             2
LIABILITIES
  Deposit funds and other benefits      $2,051        $2,017        $2,078        $2,053

The following methods and assumptions were used to estimate the fair value of each class of financial instruments: fair value of bonds, short-term investments, common stock, and other invested assets approximate those quotations published by the NAIC; policy loans and mortgage loans carrying amounts approximates fair value; and fair value of liabilities on deposit funds and other benefits is determined by forecasting future cash flows and discounting the forecasted cash flows at current market rates.

4. REINSURANCE:

The Company cedes insurance to other insurers in order to limit its maximum losses. Such transfer does not relieve the Company of its primary liability to the policyholder. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk.

The Company cedes significant portions of its variable annuity business written since 1994 to RGA Reinsurance Company ("RGA"). Certain core annuity products were excluded from this reinsurance arrangement beginning in the second quarter of 1999 and, as such, the amounts ceded to RGA have declined significantly.

In 1995, The Hartford was "spun-off" from ITT Industries, Inc. and became its own, autonomous entity. In conjunction with this spin-off, the assets and liabilities of Lyndon Insurance Company (Lyndon) were merged into the Company. The statutory net assets contributed to the Company as a result of this transaction were approximately $112 million and were reflected as an increase in Gross Paid-In and Contributed Surplus at December 31, 1995. This amount was approximately $41 million lower than the value of net assets contributed on a GAAP basis.

The majority of the business written in Lyndon was assumed from an unaffiliated insurer. In 1998, this unaffiliated insurer recaptured the inforce blocks of business it had been ceding to the Company through Lyndon. In conjunction with this commutation transaction, the Company transferred statutory basis reserves of $26,404. Additionally, the Company received fair value consideration for the bonds it transferred which exceeded the statutory statement value of these assets by $25,622. As a result of this activity, the Company recognized a pre-tax gain from this transaction of $52,026 in its 1998 Statements of Operations.

There were no material reinsurance recoverables from reinsurers outstanding as of and for the years ended, December 31, 1999 and 1998.

The effect of reinsurance as of and for the years ended December 31, is summarized as follows:

1999                                    Direct       Assumed        Ceded          Net
                                     ------------------------------------------------------
Aggregate Reserves for Future
 Benefits                             $  784,502     $    53     $  (192,934)   $  591,621
Policy and Contract Claim
 Liabilities                          $    7,827     $   203     $      (353)   $    7,677

Premium and Annuity Considerations    $  674,219     $ 1,261     $   (53,691)   $  621,789
Annuity and Other Fund Deposits       $6,195,917     $    --     $(3,204,554)   $2,991,363
Death, Annuity, Disability and
 Other Benefits                       $   65,251     $ 1,104     $   (12,713)   $   53,642
Surrenders                            $2,541,449     $    --     $(1,290,636)   $1,250,813

1998                                    Direct       Assumed        Ceded          Net
                                     ------------------------------------------------------
Aggregate Reserves for Future
 Benefits                             $  713,375     $    50     $  (134,285)   $  579,140
Policy and Contract Claim
 Liabilities                          $    5,895     $    85     $      (313)   $    5,667

Premium and Annuity Considerations    $  483,328     $24,954     $   (38,939)   $  469,343
Annuity and Other Fund Deposits       $6,461,470     $    --     $(4,410,219)   $2,051,251
Death, Annuity, Disability and
 Other Benefits                       $   64,331     $ 1,574     $   (16,401)   $   49,504
Surrenders                            $1,481,797     $    --     $  (742,134)   $  739,663

1997                                    Direct       Assumed        Ceded          Net
                                     ------------------------------------------------------
Premium and Annuity Considerations    $  266,427     $51,630     $   (21,412)   $  296,645
Annuity and Other Fund Deposits       $6,515,347     $    --     $(4,534,101)   $1,981,246
Death, Annuity, Disability and
 Other Benefits                       $   79,779     $   839     $    (7,126)   $   73,492
Surrenders                            $  882,094     $    --     $  (427,677)   $  454,417

5. RELATED PARTY TRANSACTIONS:

Transactions between the Company and its affiliates, relate principally to tax settlements, reinsurance, insurance coverages, rental and service fees, capital contributions and payments of dividends. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and benefit plan expenses, are initially paid by The Hartford. Direct expenses are allocated using specific identification and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on type, are allocated based on either a percentage of direct expenses or on utilization.

The Company has also invested in bonds of its affiliates, Hartford Financial Services Corporation and HL Investment Advisors, Inc., and common stock of its subsidiary, Hartford Life, LTD.

For additional information, see Notes 4, 6, and 8.

6. FEDERAL INCOME TAXES:

The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were filing separate Federal, state and local income tax returns.

As long as The Hartford continues to own at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of HLI, the Company will be included for Federal income tax purposes in the affiliated group of which The Hartford is the common parent. The Hartford and its non-life subsidiaries filed a single consolidated Federal income tax return for 1998 and 1997 and intend to file a separate consolidated Federal income tax return for 1999. The life insurance companies filed a separate consolidated Federal income tax return for 1998 and 1997 and intend to file a separate consolidated Federal income tax return for 1999. Federal income taxes (received) paid by the Company for operations and capital gains (losses) were $(8,815), $25,780, and $(14,499) in 1999, 1998 and 1997, respectively. The effective tax rate was (73)%, 27%, and
(28)% in 1999, 1998 and 1997, respectively.

The following schedule provides a reconciliation of the tax provision (including realized capital gains(losses)) at the U.S. Federal Statutory rate to Federal income tax (benefit) expense (in millions):

                                                              1999   1998   1997
                                                              ------------------
Tax provision at U.S. Federal Statutory rate                  $ 5    $48    $ 20
Tax deferred acquisition costs                                 31     25      25
Statutory to tax reserve differences                           (7)     8       1
Investments                                                   (31)   (60)    (61)
Other                                                          (8)    15      (1)
                                                              ------------------
                        FEDERAL INCOME TAX (BENEFIT) EXPENSE  $(10)  $36    $(16)
                                                              ------------------

7. CAPITAL AND SURPLUS AND SHAREHOLDER DIVIDEND RESTRICTIONS:

The maximum amount of dividends which can be paid to shareholders by Connecticut domiciled insurance companies, without prior approval, is generally restricted to the greater of 10% of surplus as of the preceding December 31st or the net gain from operations for the previous year. Dividends are paid as determined by the Board of Directors and are not cumulative. No dividends were paid in 1999, 1998 or 1997. The amount available for dividend in 2000 is approximately $60,855.

8. PENSION, RETIREMENT, AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

All employees that work for The Hartford's life insurance companies are included in The Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. Federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates. The costs that were allocated to the Company for pension related expenses were $762, $1,045 and $840 for 1999, 1998 and 1997, respectively.

Employees of The Hartford's life insurance companies are also provided, through The Hartford, certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap, which limits average company contributions. The Hartford has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense allocated to the Company was not material to the results of operations for 1999, 1998 or 1997.

The assumed rate in the per capita cost of health care (the health care trend rate) was 7.1% for 1999, decreasing ratably to 5.0% in the year 2003. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of covered employees.

Substantially all of The Hartford's life insurance companies' employees are eligible to participate in The Hartford's Investment and Savings Plan. Under this plan, designated contributions, which may be invested in Class A Common Stock of HLI or certain other investments, are matched to a limit of 3% of compensation.

9. SEPARATE ACCOUNTS:

The Company maintains separate account assets totaling $44.9 billion and $32.9 billion as of December 31, 1999 and 1998, respectively. Separate account assets are segregated from other investments and reported at fair value. Separate account liabilities are determined in accordance with prescribed actuarial methodologies, which approximate the market value less applicable surrender charges. The resulting surplus is recorded in the general account statement of operations as a component of Net Transfers to Separate Accounts. The Company's separate accounts are non-guaranteed, wherein the policyholder assumes substantially all the investment risk and rewards. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not separately reflected in the statutory statements of operations.

Separate account management fees, net of minimum guarantees, were $493 million, $363 million, and $252 million in 1999, 1998 and 1997, respectively, and are recorded as a component of fee income on the Company's statutory basis Statements of Operations.

10. COMMITMENTS AND CONTINGENT LIABILITIES:

  (a) LITIGATION

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for alleged economic and punitive damages have been asserted. Some of these cases have been filed as purported class actions and some cases have been filed in certain jurisdictions that permit punitive damage awards disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability, arising from such pending or threatened litigation, will have a material adverse effect on the statutory capital and surplus of the Company.

  (b) GUARANTY FUNDS

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company paid guaranty fund assessments of approximately $523, $1,043 and $1,544 in 1999, 1998, and 1997, respectively, of which $318, $995, and $548 in 1999, 1998 and 1997, respectively were estimated to be creditable against premium taxes.

  (c) TAX MATTERS

The Company's Federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"). The Company's 1997 and 1996 Federal income tax returns are currently under audit by the IRS. As of March 31, 2000, the audit was in its initial stage and no material issues had been raised.

                                        PART C

                                  OTHER INFORMATION

Item 27.  Exhibits

     (a) Resolution of the Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

     (b)       Not Applicable.

     (c)(1)    Form of Principal Underwriting Agreement.(1)

     (c)(2)    Form of Selling Agreement.(1)

     (d) Form of Contract and Certificate for Group Flexible Premium Variable Life Insurance Policy.(1)

     (e) Form of Enrollment Form for Certificate Issued Under Group Flexible Premium Variable Life Insurance Policies.(1)

     (f)       Certificate of Incorporation of Hartford(2) and Bylaws of
               Hartford.(3)

     (g)       Not Applicable.

     (h)       Form of Participation Agreement.(1)

     (i)       Not Applicable.

     (j)       Not Applicable.

     (k) Opinion and consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

     (l)       Opinion and Consent of James M. Hedreen, FSA, MAAA.

     (m)       Not Applicable.

     (n)       Consent of Arthur Andersen LLP, Independent Public Accountants.

     (o)       No financial statement will be omitted.

     (p)       Not Applicable.

     (q)       Memorandum describing transfer and redemption procedures.(1)

     (r)       Power of Attorney.

     (s)       Organizational Chart.

-------------------------
(1) Incorporated by reference to the Initial Filing to the Registration Statement on Form S-6, File No. 333-84263, of Hartford Life and Annuity Insurance Company filed with the Securities and Exchange Commission on August 2, 1999.

(2) Incorporated by reference to the Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 33-61267, of Hartford Life and Annuity Insurance Company filed with the Securities and Exchange Commission on August 26, 1996.

(3) Incorporated by reference to the Post-Effective Amendment No. 4 to the Registration Statement on Form S-6, File No. 33-61267, of Hartford Life and Annuity Insurance Company filed with the Securities and Exchange Commission on July 20, 1998.

Item 28.  Officers and Directors.

--------------------------------------------------------------------------------
  NAME                                  POSITION WITH HARTFORD
--------------------------------------------------------------------------------
  David A. Carlson                      Vice President
--------------------------------------------------------------------------------
  Peter W. Cummins                      Senior Vice President
--------------------------------------------------------------------------------
  Bruce W. Ferris                       Vice President
--------------------------------------------------------------------------------
  Timothy M. Fitch                      Vice President & Actuary
--------------------------------------------------------------------------------
  Mary Jane B. Fortin                   Vice President & Chief Accounting
                                        Officer
--------------------------------------------------------------------------------
  David T. Foy                          Senior Vice President, Chief Financial
                                        Officer & Treasurer, Director*
--------------------------------------------------------------------------------
  Lynda Godkin                          Senior Vice President, General Counsel
                                        & Corporate Secretary, Director*
--------------------------------------------------------------------------------
  Lois W. Grady                         Senior Vice President
--------------------------------------------------------------------------------
  Stephen T. Joyce                      Senior Vice President
--------------------------------------------------------------------------------
  Michael D. Keeler                     Vice President
--------------------------------------------------------------------------------
  Robert A. Kerzner                     Senior Vice President
--------------------------------------------------------------------------------
  Thomas M. Marra                       President, Director*
--------------------------------------------------------------------------------
  Steven L. Matthiesen                  Vice President
--------------------------------------------------------------------------------
  Deanne Osgood                         Vice President
--------------------------------------------------------------------------------
  Craig R. Raymond                      Senior Vice President & Chief Actuary
--------------------------------------------------------------------------------
  Lowndes A. Smith                      Chief Executive Officer, Director*
--------------------------------------------------------------------------------
  John C. Walters                       Executive Vice President
--------------------------------------------------------------------------------
  David M. Znamierowski                 Senior Vice President & Chief
                                        Investment Officer, Director*
--------------------------------------------------------------------------------

   Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

------------------------------------------------
 *   Denotes Board of Directors of Hartford.


Item 29. Persons Controlled By or Under Common Control with the Depositor or Registrant

          Filed herewith as Exhibit(s).

Item 30:  Indemnification

Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent. Reference is hereby made to
Section 33-771(e) of CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide, in general, that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against liability (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in
Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 provides that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he was a director of the corporation. In the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

Under the Depositor's bylaws, the Depositor must indemnify both directors and officers of the Depositor for (1) any claims and liabilities to which they become subject by reason of being or having been directors or officers of the Depositor and (2) legal and other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

Section 33-777 of CGS specifically authorizes a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employer or agent of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Equity Sales Company, Inc. ("HESCO") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriters

          (a) HESCO acts as principal underwriter for the following investment companies:

               Hartford Life Insurance Company - Separate Account VL I Hartford Life Insurance Company - Separate Account VL II Hartford Life Insurance Company - ICMG Secular Trust Separate
                 Account
               Hartford Life Insurance Company - ICMG Registered Variable Life
                 Separate Account A
               Hartford Life and Annuity Insurance Company - Separate Account
                 VL I
               Hartford Life and Annuity Insurance Company - Separate Account
                 VL II
               Hartford Life and Annuity Insurance Company - ICMG Registered
                 Variable Life Separate One

          (b)  Directors and Officers of HESCO

               Name and Principal           Positions and Offices
                Business Address              With Underwriter
               ------------------           ----------------------
               Lowndes A. Smith             President and Chief Executive
                                             Officer
               Thomas M. Marra              Executive Vice President, Director
               Robert A. Kerzner            Executive Vice President, Director
               Peter W. Cummins             Senior Vice President
               Lynda Godkin                 Senior Vice President, General
                                             Counsel and Corporate Secretary,
                                             Director
               J. Richard Garrett           Vice President
               Donald A. Salama             Vice President
               David T. Foy                 Treasurer
               George R. Jay                Controller

   Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 32.  Location of Accounts and Records

          All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 33.  Management Services

          All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 34.  Representation of Reasonableness of Fees

          Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.


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                                     SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the Town of Simsbury, and State of Connecticut on the 22nd day of May, 2000.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
ICMG REGISTERED VARIABLE LIFE SEPARATE ACCOUNT ONE
(Registrant)

*By: David T. Foy                                      *By: /s/ Thomas S. Clark
     --------------------------------------------------     --------------------
     David T. Foy, Senior Vice President,                   Thomas S. Clark
     Chief Financial Officer and Treasurer                  Attorney-In-Fact

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

*By: David T. Foy
     --------------------------------------------------
     David T. Foy, Senior Vice President,
     Chief Financial Officer and Treasurer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


David T. Foy, Senior Vice President, Chief
  Financial Officer & Treasurer, Director*
Lynda Godkin, Senior Vice President, General           *By: /s/ Thomas S. Clark
  Counsel & Corporate Secretary, Director*                  -------------------
Thomas M. Marra, President, Director *                      Thomas S. Clark
Lowndes A. Smith, Chief Executive Officer,                  Attorney-In-Fact
  Director *
David M. Znamierowski, Senior Vice President &         Dated: May 22, 2000
  Chief Investment Officer, Director*

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                                   EXHIBIT INDEX


1.1. Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

1.2.      Opinion and Consent of James M. Hedreen, FSA, MAAA.

1.3.      Consent of Arthur Andersen LLP, Independent Public Accountants.

1.4.      Power of Attorney.

1.5.      Organizational Chart.